   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1994.


                                                       REGISTRATION NO. 33-51819

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO



                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                          KLA INSTRUMENTS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                  DELAWARE                                        04-256411
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                                 160 RIO ROBLES
                           SAN JOSE, CALIFORNIA 95161
                                 (408) 434-4200
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                  KENNETH LEVY
                            CHIEF EXECUTIVE OFFICER
                          KLA INSTRUMENTS CORPORATION
                                 160 RIO ROBLES
                           SAN JOSE, CALIFORNIA 95161
                                 (408) 434-4200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             PAUL E. KREUTZ, ESQ.                              GAVIN B. GROVER, ESQ.
         GEORGE H. HOHNSBEEN II, ESQ.                         GREGORY H. HANSON, ESQ.
              SUSAN GOODHUE, ESQ.                            A. ALLISON LISBONNE, ESQ.
            ELIZABETH M. BAUM, ESQ.                             MORRISON & FOERSTER
         GRAY CARY WARE & FREIDENRICH                          345 CALIFORNIA STREET
              400 HAMILTON AVENUE                         SAN FRANCISCO, CALIFORNIA 94104
              PALO ALTO, CA 94301

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /


                            ------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER
     TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION; DATED JANUARY 24, 1994


                                2,000,000 SHARES

                     (LOGO)             KLA INSTRUMENTS CORPORATION

                                  COMMON STOCK
                            ------------------------

     All of the 2,000,000 shares of Common Stock offered hereby are being sold by KLA Instruments Corporation (the "Company"). The Company's Common Stock is quoted on The Nasdaq National Market under the symbol "KLAC." The last reported sale price of the Common Stock on The Nasdaq National Market on January 5, 1994 was $27.00 per share.

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
         TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                PRICE TO        UNDERWRITING      PROCEEDS TO
                                                 PUBLIC           DISCOUNT         COMPANY(1)
- ------------------------------------------------------------------------------------------------
Per Share.................................         $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(2)..................................         $                 $                 $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Before deducting estimated expenses of $500,000 payable by the Company.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total price to the public
    will be $          , the total underwriting discount will be $          ,
    and the total proceeds to the Company will be $          . See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the shares will
be made on or about January   , 1994.

KIDDER, PEABODY & CO.     MORGAN STANLEY & CO.
     INCORPORATED             INCORPORATED

                THE DATE OF THIS PROSPECTUS IS JANUARY   , 1994.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE
DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS (IF
ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the information and documents incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Unless the context otherwise requires, "KLA" and the "Company" refer to KLA Instruments Corporation, a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

     KLA is the leader in the design, manufacture, marketing and service of yield management and process monitoring systems for the semiconductor industry. KLA believes that it is the world's largest supplier to the wafer and reticle inspection equipment markets. The Company sells to virtually all of the world's semiconductor manufacturers and has achieved very high market shares in its principal businesses. KLA's systems are used to analyze product and process quality at critical steps in the manufacture of integrated circuits, providing feedback so that fabrication problems can be identified, addressed and contained. This understanding of defect sources and how to contain them enables semiconductor manufacturers to increase yields. Quickly attaining and then maintaining high yields is one of the most important determinants of profitability in the semiconductor industry. The Company believes that its customers typically experience rapid paybacks on their investments in the Company's systems.

     The growing complexity of semiconductor devices, including shrinking feature dimensions, has substantially increased the cost to manufacture semiconductors, making yield loss more expensive. This trend has increased semiconductor manufacturers' demand for systems which permit the detection and containment of process problems. The sensitivity of fabrication yields to defect densities increases as devices become more complex. For example, an average of
0.1 fatal defects per square centimeter will allow a yield of 60% for a 4 Mbit DRAM, but only 5% for a 64 Mbit DRAM. Further, the escalating capital investments necessary for the construction of semiconductor fabrication facilities heighten manufacturers' need for yield enhancing systems which can leverage their returns on these investments.

     Several years ago, the Company recognized the industry's need for in-line monitoring to provide real-time process management capability. In response, the Company devoted substantial resources to developing systems with the throughput, reliability and associated data analysis capabilities for in-process inspection. During the past year, customers' use of the Company's wafer inspection systems began evolving from single system, off-line engineering analysis applications to multiple systems monitoring critical steps directly on advanced fabrication lines. Positive customer evaluation of the Company's in-line production monitoring systems led to record order levels for the Company's 1993 fiscal year and its 1994 fiscal year to date. The Company believes that the potential market for its in-line monitoring systems is several times larger than its traditional market for engineering analysis systems.

     The Company's technological strength has enabled it to develop and introduce major new product families in the past two years for the following three business units: WISARD, which addresses semiconductor wafer inspection; RAPID, which addresses reticle inspection; and Metrology, which addresses overlay registration and linewidth measurement. The Company believes that its WISARD and RAPID product families incorporate proprietary technologies which provide greater sensitivity to defects than any competing systems. The Company's key technologies include advanced image acquisition and conversion at up to 100 million pixels per second, proprietary algorithms which identify possible defects, and image computers capable of processing data at speeds up to 72 billion instructions per second (72,000 MIPS). Following the introduction of these new product families, the related engineering, research and development expenses decreased in fiscal year 1993. The Company is still incurring significant start-up expenses related to the introduction of these new product families.

     KLA also sells wafer probers in the United States and Europe through its ATS division. The Company purchases the base prober from Tokyo Electron Ltd. ("TEL") and modifies it with image processing systems, software and various custom interfaces. The Company's WATCHER division sells image processing systems to TEL for use in its probers sold in Japan, Korea and certain other markets.

     KLA was incorporated in Delaware in July 1975. The Company's principal offices are located at 160 Rio Robles, San Jose, California 95161, and its telephone number is (408) 434-4200.

                                  THE OFFERING

Common Stock offered by the Company.............................   2,000,000 shares
Common Stock to be outstanding after the offering...............   21,657,000 shares(1)
Use of proceeds.................................................   The Company intends to use the
                                                                   net proceeds for general
                                                                   corporate purposes. In addition,
                                                                   the Company may use a portion of
                                                                   the net proceeds to acquire
                                                                   businesses, products or
                                                                   technologies complementary to
                                                                   the Company's current
                                                                   businesses. See "Use of
                                                                   Proceeds."
The Nasdaq National Market symbol...............................   KLAC

- ---------------
(1) Based on the number of shares outstanding at September 30, 1993. Excludes 3,468,000 shares of Common Stock reserved for issuance under the Company's stock option and employee stock purchase plans, including 2,568,000 shares issuable upon the exercise of outstanding options at an average exercise price of $7.90 per share.
                         SUMMARY FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                                 QUARTERS ENDED
                                                    YEARS ENDED JUNE 30,                         SEPTEMBER 30,
                                   ------------------------------------------------------      ------------------
                                    1989        1990        1991        1992        1993        1992        1993
                                   ------      ------      ------      ------      ------      ------      ------
Statement of Operations Data:
Net sales.......................   $157.8      $161.6      $148.4      $156.0      $167.2      $ 38.5      $ 51.9
Gross profit....................     73.7        75.5        65.6        56.0        59.8        13.0        20.7
Engineering, research and
  development expense...........     23.4        26.3        27.1        25.9        16.3         4.0         4.9
Selling, general and
  administrative expense........     28.3        31.5        33.5        35.5        32.7         7.5         9.9
Restructuring charges
  (recovery)....................       --          --          --         8.2        (0.7)         --          --
                                   ------      ------      ------      ------      ------      ------      ------
Income (loss) from operations...     22.0        17.7         5.0       (13.6)       11.5         1.5         5.9
Interest income and other,
  net...........................      1.0         1.8         1.8         1.2         1.2         0.3         0.2
Interest expense................     (1.0)       (0.6)       (3.3)       (3.9)       (3.4)       (1.0)       (0.5)
                                   ------      ------      ------      ------      ------      ------      ------
Income (loss) from continuing
  operations before income
  taxes.........................     22.0        18.9         3.5       (16.3)        9.3         0.8         5.6
Provision for income taxes......      8.0         6.7         1.1         0.3         2.3         0.2         1.4
                                   ------      ------      ------      ------      ------      ------      ------
Income (loss) from continuing
  operations....................   $ 14.0      $ 12.2      $  2.4      $(16.6)     $  7.0      $  0.6      $  4.2
                                   ------      ------      ------      ------      ------      ------      ------
                                   ------      ------      ------      ------      ------      ------      ------
Income (loss) per share from
  continuing operations.........   $ 0.78      $ 0.67      $ 0.13      $(0.90)     $ 0.35      $ 0.03      $ 0.20
                                   ------      ------      ------      ------      ------      ------      ------
                                   ------      ------      ------      ------      ------      ------      ------
Weighted average common and
  dilutive common equivalent
  shares........................     17.9        18.0        18.6        18.5        19.7        18.9        20.8

                                                                                  AT SEPTEMBER 30, 1993
                                                             AT JUNE 30,          ---------------------
                                                         --------------------                   AS
                                                          1992         1993        ACTUAL   ADJUSTED(1)
                                                         -------      -------     --------  -----------
Balance Sheet Data:
Cash and cash equivalents.............................     $23.7        $52.4      $ 37.6      $88.4
Working capital.......................................      84.0         93.6       101.4      152.2
Total assets..........................................     188.5        199.1       199.7      250.5
Notes payable and current portion of long-term debt...       5.0          6.5         2.6        2.6
Long-term debt........................................      24.0         20.0        20.0       20.0
Stockholders' equity..................................     103.0        114.1       120.0      170.8

- ---------------

(1) As adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $27.00 per share.

                                  RISK FACTORS

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company has experienced and expects to continue to experience significant fluctuations in its quarterly operating results. The Company's expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results will be adversely affected, which may have an adverse impact on the market price of the Company's Common Stock. Since in a typical quarter the Company sells a relatively small number of high priced systems, the sale by the Company of fewer systems than anticipated in any quarter may have a substantial impact on the operating results for the quarter.

     New product introductions may also contribute to fluctuations in quarterly operating results, especially since customers may defer ordering products from the Company's existing product lines. The Company's results also will be affected by strategic decisions made by management regarding whether to continue particular product lines, new product introductions by the Company's competitors, the volume, mix and timing of orders received during a period, fluctuations in foreign exchange rates, and changing conditions in both the semiconductor industry and key semiconductor markets around the world.

VOLATILITY OF SEMICONDUCTOR INDUSTRY

     The Company's business depends in large part upon the capital expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor industry is highly cyclical and has historically experienced periodic downturns, which often have had a severe effect on the semiconductor industry's demand for yield management and process monitoring systems. Semiconductor industry downturns have adversely affected the Company's results of operations. The Company believes that the depressed capital expenditures by semiconductor manufacturers in Japan adversely affected the Company's revenues and operating results in fiscal years 1991 and 1992. No assurance can be given that revenues and operating results will not be adversely affected by a downturn in the rate of capital investment in the semiconductor industry. In addition, the need for continued investment in engineering, research and development and extensive ongoing customer service and support requirements worldwide will limit the Company's ability to reduce expenses in response to any such downturn.

DEPENDENCE ON INTRODUCTION OF NEW PRODUCTS AND PRODUCT ENHANCEMENTS

     The Company believes that its continued success will depend on its ability to continuously develop and manufacture new products and product enhancements and to introduce them into the market in response to demands for higher performance yield management and process monitoring systems. Failure to develop and introduce new products and product enhancements or to gain customers' acceptance of such products in a timely fashion could harm the Company's competitive position. Furthermore, due to the risks inherent in transitioning to new products, the Company must accurately forecast demand in both volume and configuration and also manage the transition from older products. If new products have reliability or quality problems, reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional service and warranty expense may result. In the past, the Company has experienced some reliability and quality problems in connection with product introductions, resulting in some of these consequences. For example, during fiscal 1993 and fiscal 1994 to date, delays in completing all features of the KLA 331 caused a decline in RAPID's business as many customers waited for the new model. Certain ease-of-use and performance enhancements to the KLA 331 which are yet to be completed will be required before some customers will order systems. The Company introduced several new products in fiscal 1993 and plans to have introduced several new products in fiscal 1994. There can be no assurance that the Company will successfully develop and manufacture new products, or that new products introduced by the Company will be accepted in the marketplace. If the Company does not successfully introduce new products, the Company's results of operations will be materially adversely affected.

COMPETITION AND RAPID TECHNOLOGICAL CHANGE

     The semiconductor equipment industry is highly competitive and is characterized by rapidly advancing technology. In each of the markets it serves, the Company faces competition and the threat of competition from established and potential competitors, some of which may have greater financial, engineering, manufacturing and marketing resources than the Company. Development of new technologies that have price/performance characteristics superior to the Company's technologies could adversely affect the Company's results of operations. There can be no assurance that the Company will be able to develop and market new products successfully or that the products introduced by others will not render the Company's products or technologies non-competitive or obsolete. In addition, there can be no assurance that developments in the semiconductor industry will occur at the rate or in the manner expected by the Company. See "Business -- Competition."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY

     The Company's success depends in part on its proprietary technology. While the Company attempts to protect its proprietary technology through patents, copyrights and trade secrets, it believes that its success will depend more upon technological expertise, continuing development of new systems, market penetration and installed base and the ability to provide comprehensive support and service to customers. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. The Company currently has a number of United States and foreign patents and patent applications. There can be no assurance that the claims allowed on any patents held by the Company will be sufficiently broad to protect the Company's technology, or that any patents will issue from any application pending or filed by the Company. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

     The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. In addition, the Company and its customers from time to time receive letters from third parties, including some of the Company's competitors, alleging infringement of such parties' rights by the Company's products. See "-- Notice of Patent Infringement Received by Customers." Such letters are prevalent in the Company's industry and there can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of such alleged infringement, or that the Company would be able to license any valid and infringed patents held by third parties on reasonable terms. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to the Company or other adverse consequences to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company.

NOTICE OF PATENT INFRINGEMENT RECEIVED BY CUSTOMERS

     Some customers using certain products of the Company have received a notice of infringement from Technivision Corporation and Jerome H. Lemelson, alleging that equipment used in the manufacture of semiconductor products infringes patents issued to Mr. Lemelson relating to "computer image analysis" or "digital signal generation and analysis." Certain of these customers have notified the Company that they may seek indemnification from the Company for any damages and expenses resulting from this matter. Certain of the Company's customers are engaged in litigation with Mr. Lemelson involving a number of Mr. Lemelson's patents, and are challenging the validity of these patents and whether these patents are infringed. It is possible that the Company's direct participation in this litigation may be required. The Company is likely to incur costs if such participation is required. Although management of the Company believes that this matter will not have a material adverse effect on the Company, the Company cannot predict the outcome of this or similar litigation or its effect upon the Company.

DEPENDENCE ON JAPANESE MARKET

     The future performance of the Company will be dependent, in part, upon its ability to continue to compete successfully in the Japanese market, one of the largest markets for yield management and process monitoring equipment. The Company's ability to compete in this market in the future is dependent upon continuing free trade between Japan and the United States in this industry, the continuing ability of the Company to develop products in a timely manner that meet the technical requirements of its Japanese customers, and the continuing ability of the Company and its Japanese distributor, TEL, to maintain satisfactory relationships with leading companies in the Japanese semiconductor industry. The Company's sales to Japan will also be affected by the overall health of the Japanese economy, which recently has been experiencing a downturn. In addition, any adverse developments in the Company's relationship with TEL could adversely affect the Company's operating results. Over the last two years, the Company significantly increased its customer service organization in Japan in order to assume service and support responsibilities from TEL.

IMPORTANCE OF INTERNATIONAL SALES

     International sales accounted for 60%, 57% and 62% of the Company's net sales for fiscal years 1991, 1992 and 1993, respectively. The Company expects that international sales will continue to represent a significant percentage of net sales. International sales and operations may be adversely affected by the imposition of governmental controls, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations. The net sales and earnings from the Company's international business may be affected by fluctuations in currency exchange rates. Although the Company attempts to manage near term currency risks through "hedging," there can be no assurance that such efforts will be adequate in each case. These factors could have a material adverse effect on the Company's future sales and operating results.

DEPENDENCE ON KEY EMPLOYEES

     The future success of the Company is dependent, in part, on its ability to retain certain key personnel. The Company also needs to attract additional skilled personnel in all areas of its business to continue to grow. Competition for such personnel is intense. There can be no assurance that the Company will be able to retain its existing key management, engineering, and sales personnel or attract additional qualified employees in the future.

DEPENDENCE ON SUPPLIERS

     Certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on sole and limited source suppliers in some cases, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships.

POTENTIAL VOLATILITY OF COMMON STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors such as announcements of technological innovations or new products by the Company or by the Company's competitors, government regulations, developments in patent or other proprietary rights, and developments in the Company's relationships with parties to collaborative agreements. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as economic conditions generally and in the semiconductor industry specifically, may adversely affect the market price of the Company's Common Stock.

POTENTIAL ANTI-TAKEOVER EFFECTS

     Certain provisions of the Company's stockholder rights plan, its Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit increases in the market price of the Common Stock that could result from takeover attempts. See "Description of Capital Stock." In addition, the Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock and 1,000,000 shares of Junior Common Stock without any further vote or action by the stockholders. The issuance of Preferred Stock or Junior Common Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. Such effects could result in a decrease in the market price of the Company's Common Stock.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common Stock offered hereby are estimated to be $50,800,000 ($58,495,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $27.00 per share. The Company intends to use such net proceeds for general corporate purposes. In addition, the Company may use a portion of the net proceeds to acquire businesses, products or technologies complementary to the Company's current businesses, although it has no such commitments and no such acquisitions are currently being negotiated or planned. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing investments.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of September 30, 1993, and as adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $27.00 per share.

                                 (IN THOUSANDS)

                                                                       AT SEPTEMBER 30, 1993
                                                                     -------------------------
                                                                                         AS
                                                                      ACTUAL          ADJUSTED
                                                                     --------         --------
Short-term notes payable to banks..................................  $  2,627         $  2,627
                                                                     --------         --------
                                                                     --------         --------
Mortgage loan due August 1995......................................  $ 20,000         $ 20,000
                                                                     --------         --------
Stockholders' equity:
  Preferred Stock, $0.001 par value, 1,000 shares authorized, none
     outstanding...................................................        --               --
  Common Stock, $0.001 par value, 75,000 shares authorized(1),
     19,657 shares issued and outstanding, and 21,657 shares issued
     and outstanding, as adjusted..................................        20               22
  Capital in excess of par value...................................    66,317          117,115
  Retained earnings................................................    54,253           54,253
  Treasury stock...................................................      (581)            (581)
  Cumulative translation adjustment................................        40               40
                                                                     --------         --------
          Total stockholders' equity:..............................   120,049          170,849
                                                                     --------         --------
          Total capitalization.....................................  $140,049         $190,849
                                                                     --------         --------
                                                                     --------         --------

- ------------

(1) Of the Common Stock authorized at September 30, 1993, 3,468,000 shares of Common Stock are reserved for issuance under the Company's stock option and employee stock purchase plans, including 2,568,000 outstanding Common Stock options at an average exercise price of $7.90 per share.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of KLA has been traded in the over-the-counter market under the symbol "KLAC" since KLA's initial public offering in October 1980. The following table sets forth the range of high and low closing sale prices for the Common Stock for the periods indicated, all as reported on The Nasdaq National Market.

                                                                         PRICE RANGE OF
                                                                          COMMON STOCK
                                                                         ---------------
                                                                         HIGH       LOW
                                                                         ----       ----
    YEAR ENDED JUNE 30, 1992
    First quarter......................................................  $12 7/8    $8 1/2
    Second quarter.....................................................  11 1/8     8 1/2
    Third quarter......................................................  13 5/8     10 1/8
    Fourth quarter.....................................................  10 1/2     8 1/4
    YEAR ENDED JUNE 30, 1993
    First quarter......................................................     9       7 1/8
    Second quarter.....................................................  12 1/4     7 3/4
    Third quarter......................................................  14 3/4     10 5/8
    Fourth quarter.....................................................  19 1/2     11 1/4
    YEAR ENDING JUNE 30, 1994
    First quarter......................................................  26 1/2       17
    Second quarter.....................................................    28         19
    Third quarter (through January 5, 1994)............................  27 3/4       27

     On January 5, 1994, the closing price of KLA Common Stock as reported on The Nasdaq National Market was $27.00 per share. As of September 30, 1993, there were approximately 1,100 holders of record of the Common Stock.

     KLA has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended June 30, 1993, have been derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse, independent accountants. The selected consolidated financial data presented below for each of the five fiscal quarters ended September 30, 1993, have been derived from unaudited interim financial information of the Company. In the opinion of management, the unaudited interim financial information has been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the information set forth therein. Such quarterly results are not necessarily indicative of future results of operations. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere herein and incorporated by reference into this Prospectus.

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                      QUARTERS ENDED
                                                  YEARS ENDED JUNE 30,                 SEPTEMBER 30,
                                       ------------------------------------------     ---------------
                                        1989     1990     1991     1992     1993       1992     1993
                                       ------   ------   ------   ------   ------     ------   ------
Statement of Operations Data:
Net sales............................  $157.8   $161.6   $148.4   $156.0   $167.2     $ 38.5   $ 51.9
Gross profit.........................    73.7     75.5     65.6     56.0     59.8       13.0     20.7
  (% of net sales)...................    46.7%    46.7%    44.2%    35.9%    35.7%      33.7%    40.0%
Engineering, research and development
  expense............................    23.4     26.3     27.1     25.9     16.3        4.0      4.9
  (% of net sales)...................    14.8%    16.2%    18.3%    16.6%     9.8%      10.4%     9.5%
Selling, general and administrative
  expense............................    28.3     31.5     33.5     35.5     32.7        7.5      9.9
  (% of net sales)...................    17.9%    19.5%    22.6%    22.8%    19.6%      19.5%    19.1%
Restructuring charges (recovery).....      --       --       --      8.2     (0.7)        --       --
                                       ------   ------   ------   ------   ------     ------   ------
Income (loss) from operations........    22.0     17.7      5.0    (13.6)    11.5        1.5      5.9
  (% of net sales)...................    14.0%    11.0%     3.4%    (8.7%)    6.9%       3.8%    11.3%
Interest income and other, net.......     1.0      1.8      1.8      1.2      1.2        0.3      0.2
Interest expense.....................    (1.0)    (0.6)    (3.3)    (3.9)    (3.4)      (1.0)    (0.5)
                                       ------   ------   ------   ------   ------     ------   ------
Income (loss) from continuing
  operations before income taxes.....    22.0     18.9      3.5    (16.3)     9.3        0.8      5.6
Provision for income taxes...........     8.0      6.7      1.1      0.3      2.3        0.2      1.4
                                       ------   ------   ------   ------   ------     ------   ------
Income (loss) from continuing
  operations.........................    14.0     12.2      2.4    (16.6)     7.0        0.6      4.2
Discontinued operations:
  Loss from discontinued operations
     of PCB business, net of tax.....    (2.3)    (2.8)    (2.4)      --       --         --       --
  Recovery of (provision for) loss on
     disposal of PCB business, net of
     tax.............................      --       --    (10.6)     2.8       --         --       --
                                       ------   ------   ------   ------   ------     ------   ------
Net income (loss)....................  $ 11.7   $  9.4   $(10.6)  $(13.8)  $  7.0     $  0.6   $  4.2
                                       ------   ------   ------   ------   ------     ------   ------
                                       ------   ------   ------   ------   ------     ------   ------
Income (loss) per share from
  continuing operations..............  $ 0.78   $ 0.67   $ 0.13   $(0.90)  $ 0.35     $ 0.03   $ 0.20
                                       ------   ------   ------   ------   ------     ------   ------
                                       ------   ------   ------   ------   ------     ------   ------
Net income (loss) per share..........  $ 0.65   $ 0.52   $(0.57)  $(0.75)  $ 0.35     $ 0.03   $ 0.20
                                       ------   ------   ------   ------   ------     ------   ------
                                       ------   ------   ------   ------   ------     ------   ------
Weighted average common and dilutive
  common equivalent shares
  outstanding........................    17.9     18.0     18.6     18.5     19.7       18.9     20.8

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                AT JUNE 30,                     AT
                                                 ------------------------------------------   SEPT. 30,
                                                  1989     1990     1991     1992     1993     1993
                                                 ------   ------   ------   ------   ------   ------
Balance Sheet Data:
Cash and cash equivalents......................  $ 18.2   $ 32.3   $ 31.3   $ 23.7   $ 52.4   $ 37.6
Working capital................................    84.2     99.2     91.1     84.0     93.6    101.4
Total assets...................................   160.8    179.3    198.0    188.5    199.1    199.7
Notes payable and current portion of long-term
  debt.........................................     6.7      3.6      4.4      5.0      6.5      2.6
Long-term debt.................................      --       --     24.0     24.0     20.0     20.0
Stockholders' equity...........................   111.0    122.1    113.2    103.0    114.1    120.0

                                                                 QUARTERS ENDED,
                                                 ------------------------------------------------
                                                  SEPT.     DEC.
                                                   30,       31,    MARCH 31,  JUNE 30, SEPT. 30,
                                                   1992     1992      1993       1993     1993
                                                 --------  -------  ---------  -------- ---------
Quarterly Statement of Operations Data:
Net sales.......................................  $ 38.5    $38.7     $42.2     $ 47.9    $51.9
Gross profit....................................    13.0     13.6      15.6       17.6     20.7
Restructuring charges (recovery)................      --     (0.7)       --         --       --
Income (loss) from continuing operations........  $  0.6    $ 1.4     $ 1.9     $  3.1    $ 4.2
                                                 --------  -------  ---------  -------- ---------
                                                 --------  -------  ---------  -------- ---------
Income (loss) per share from continuing
  operations....................................  $ 0.03    $0.07     $0.10     $ 0.15    $0.20
                                                 --------  -------  ---------  -------- ---------
                                                 --------  -------  ---------  -------- ---------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANNUAL RESULTS OF OPERATIONS

     Fiscal 1993 marked the beginning of a profit recovery at KLA. Development programs were finished or approached completion in the major operating business units. Bookings grew as customers were able to evaluate these new generations of products. Revenues and gross profits increased in each quarter throughout the year, despite high start-up costs which affected the gross margin percentage. The restructuring measures taken in fiscal 1992 were effective in reducing operating costs. As a result of the new product introductions, the reduction in the related engineering, research and development expenses, and tighter cost controls, the financial performance of the Company has begun a recovery which the Company believes will exceed previous achievements.

     The new product introductions were widely anticipated, and the early customer evaluations were successful in generating new orders which were 19% higher than the prior year. The WISARD business unit's new 2100 family of process monitors was particularly well received in the semiconductor industry because the manufacturers were able to increase their production yields by using these systems. During the year, many customers increased the number of units employed per fabrication facility. This strength in new orders for the KLA 2100, aided by the demand for the higher priced KLA 2130, was the primary reason for the substantial increase in backlog from $35 million at June 30, 1992 to $52 million at June 30, 1993.

     Sales increased 7% to $167 million in fiscal 1993 compared with a 5% increase and an 8% decrease in fiscal 1992 and 1991, respectively. The sales increase in fiscal 1993 was primarily attributable to the KLA 2100 series, but metrology and prober sales were also higher than the previous year, offsetting declines in the RAPID business unit. During fiscal 1993 RAPID switched from the previous KLA 210 series to the new KLA 331 series of reticle inspection equipment. Delays in completing all features of the new product caused a decline in RAPID's business as many customers waited for the new model. RAPID's business also was affected by lower industry spending levels in fiscal 1993. The increase in sales in fiscal 1992 resulted primarily from a significant increase in unit shipments at the WISARD business unit as a result of the successful introduction of several new products; these increases were partially offset by a decline in sales in the RAPID business unit. The sales decline in fiscal 1991 was largely caused by the product changeover at WISARD from the older KLA 2020 family to the newer KLA 2100 family.

     International sales have averaged about 60% of sales for several years. The actual percentages were 60%, 57% and 62% in fiscal years 1991, 1992 and 1993, respectively. The higher international percent in fiscal 1993 occurred because KLA's Korean business was very strong, partially offset by some weakness in Japan. The lower proportion of international sales in fiscal 1992 occurred because the U.S. semiconductor industry recovery was beginning and Japan was beginning to slow.

     Gross margins were significantly below the Company's historical levels during both fiscal years 1992 and 1993. The Company's gross margin for each of these years was 36% compared with 44% in fiscal 1991. The margins in both fiscal years 1992 and 1993 were adversely affected by new product introductions. In fiscal 1992, it was the introduction and ramp-up of the first models of the 2100 series. In fiscal 1993, it was the changeover and introduction of the KLA 331 which reduced the gross margins. Normally, new product introductions require the change of certain, but not all, of the subsystems. However, in each of these cases, the products' changeovers involved complete changes in the chassis, the system architecture, and every subsystem. This was the first time in the Company's history that such complete changeovers were implemented. These changeovers involved a high degree of scrap, rework, extra costs and start-up costs on a scale which would not usually be the case in a normal new product introduction. Gross margins during the last two years also were affected by the unusually high costs of providing service in Japan during the long transition of the responsibilities of those services to KLA from the Company's distributor. As these product and service transitions are completed, the Company expects a gradual improvement in gross margin percentages during the next fiscal year.

     Engineering, research and development costs declined sharply in fiscal 1993 compared with the prior years. This decline was the natural result of completing the development programs described above. In order to complete these programs in time for the present industry expansion, KLA had stepped up engineering, research and development spending to $32 million and $33 million, or 22% and 21% of sales in fiscal 1991 and 1992, respectively. However, with the winding down of the intensive part of these programs, the spending dropped to $24 million, or 14% of sales, in fiscal 1993.

     KLA typically receives some external funding from customers, from industry groups, and from government sources to augment its engineering, research and development efforts. In addition, KLA capitalizes some software development costs. Although the timing and the level of these external funds cannot be predicted, the level of such funding and capitalization has been approximately 4% of sales for each of the last three years. The Company reports engineering, research and development expense net of this funding and capitalization. Thus, recorded amounts for engineering, research and development expense were 18%, 17% and 10% of sales in fiscal 1991, 1992 and 1993, respectively.

     Selling, general and administrative costs were 23%, 23% and 20% of sales in fiscal years 1991, 1992 and 1993, respectively. The reduction in fiscal 1993 resulted from the restructuring actions and the reduction in head count taken at the end of fiscal 1992. The increase in absolute dollars during fiscal 1992 was due to higher commissions worldwide and compensation costs in Japan as staffing increased in anticipation of taking over field service from the Company's Japanese distributor.

     Interest expense decreased in fiscal 1993 as compared to fiscal 1992 due to the combination of lower interest rates and the reduction of notes payable. Interest expense increased in fiscal 1992 largely due to the addition of $24 million in mortgages in August 1990 to finance the acquisition of the Company's principal facility.

     Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes." The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously, the Company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. Adoption of FAS 109 did not have a significant effect on the consolidated financial statements.

     The deferred tax assets valuation allowance at both July 1, 1992 and June 30, 1993 is attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these items such that a full valuation allowance has been recorded at both the beginning and end of the year. During fiscal 1993, the Company realized $0.4 million of deferred tax assets reserved at the beginning of the year, reducing the valuation allowance by a corresponding amount. In accordance with FAS 109, the valuation allowance is allocated pro rata to federal and state current and non-current deferred tax assets. Net deferred tax liabilities at July 1, 1992 and June 30, 1993 relate principally to foreign operations.

     The provision for income taxes on pretax income (loss) from continuing operations was 31%, 2% and 25% in fiscal 1991, 1992 and 1993, respectively. In fiscal 1993, the income tax rate was lower than the statutory U.S. tax rate primarily as a result of tax holidays in certain foreign countries which resulted in lower net foreign tax rates, and to a lesser extent, the realization of deferred tax assets previously reserved. In fiscal 1992, the income tax provision of 2% on pretax loss was due primarily to limited loss carryback availability in the United States, combined with the effect of foreign income taxes on the Company's European and Asian operations.

FIRST QUARTER RESULTS OF OPERATIONS

     Net sales rose 35% in the first quarter of fiscal 1994 compared to the year-earlier period. All product divisions recorded increases in sales. The largest increase was in the WISARD business unit where unit volumes rose based on strong demand for 2100 series products for in-line monitoring. RAPID and ATS also recorded sales increases, partially offset by a small decrease in field service revenues.

     Gross margin was 40% in the first quarter of fiscal 1994 versus 34% in the comparable year-earlier period. This improvement was attributable to a rise in gross margin in the WISARD business unit where efficiencies were realized as unit volumes rose and the production process became increasingly stable. Improvement in manufacturing efficiencies in the RAPID product line also contributed to the higher gross margin.

     Engineering, research and development expenses were 9.5% of net sales in the first quarter of fiscal 1994 versus 10.4% in the year-earlier period. Total engineering expenditures in the first quarter of fiscal 1994 were about equal to such expenditures for the year-earlier period, however, the amounts of external customer funding and of capitalized software were less than the corresponding amounts in the year-earlier period.

     Selling, general and administrative expenses were 19.1% of net sales in the first quarter of fiscal 1994 versus 19.5% in the prior year's comparable quarter. Spending rose primarily in the applications engineering and marketing areas, but this was matched by a comparable percentage increase in net sales.

     The 25% effective tax rate for the first quarters of both fiscal 1993 and 1994 results from income in foreign jurisdictions having a lower than U.S. tax rate, and from realization of deferred tax assets previously reserved.


SECOND QUARTER RESULTS OF OPERATIONS



     Net sales for the second quarter ended December 31, 1993, were $57,087,000, an increase of 48% over net sales for the year earlier period. New orders during the second quarter increased 40% from the first quarter of fiscal 1994. New orders were particularly strong in the wafer inspection unit, where demand for the 2100 series of in-line inspection monitors reflected the increasing number of fabrication facilities which employed multiple KLA systems.



     Gross margin was 43% in the second quarter compared with 40% in the first quarter of fiscal 1994 and 35% for the second quarter of fiscal 1993. The increase was due to manufacturing efficiencies resulting from increased production of wafer inspection systems and improved results in the customer service division.

     Income for the second quarter was $6,292,000 compared with $1,369,000 for the second quarter in the prior year. Income per share for the second quarter was $0.30, compared with $0.07 for the second quarter in the prior year.


RESTRUCTURING CHARGE AND DISCONTINUED OPERATIONS

     In fiscal 1992, the Company recorded an $8.2 million restructuring charge as a result of downsizing its work force and eliminating one corporate facility, as well as redefining certain product strategies, including discontinuing the emission microscope product (EMMI) line. During the second quarter of fiscal 1993, the Company sold the EMMI product line and realized a recovery of $0.7 million of the provision recorded in fiscal 1992.

     In fiscal 1991, the Company decided to divest its printed circuit board
(PCB) inspection business and recorded a $15 million pretax charge as a result. In fiscal 1992, the Company entered into an agreement to sell substantially all of the assets and related technology of the PCB business for approximately $4.3 million plus future royalties, resulting in a $2.8 million recovery of the fiscal 1991 provision. The Company's statement of operations segregates the PCB business from continuing operations.

LIQUIDITY AND CAPITAL RESOURCES


     Cash and cash equivalents increased 121% or $29 million in fiscal 1993. The Company generated $30 million of cash from continuing operations in fiscal 1993, including $6 million from inventory decreases, $7 million from net income, and $10 million from depreciation and amortization. Cash and cash equivalents decreased by $15 million in the first quarter of fiscal 1994. This decrease was attributable primarily to an increase in accounts receivable of $16.9 million in the first quarter of fiscal 1994.


     Capital expenditures totaled approximately $3 million in 1993. The Company expects capital expenditures in fiscal 1994 to be less than depreciation and amortization charges. Sales of the Company's Common Stock through stock plans generated $6 million of cash in fiscal 1993.

     The Company currently has a $15 million multicurrency line of credit through March 31, 1994. Borrowings under this line of credit were $1.5 million at September 30, 1993. The Company's operations worldwide borrow under this line of credit from time to time for short-term cash management purposes. In addition, certain of the Company's foreign subsidiaries had local currency borrowings of approximately $1.1 million at September 30, 1993. The Company repaid a $4 million mortgage in August 1993. The Company also has a $20 million mortgage loan which is due in August 1995; effective August 1993, the interest rate on the $20 million mortgage loan was reduced from 10.3% to 5.4%.

     The Company believes that its existing capital resources are adequate to fund the Company's operations through at least fiscal 1995.

BUSINESS RISKS AND UNCERTAINTIES

     The Company's future results will depend on its ability to continuously introduce new products and enhancements to its customers as demands for higher performance yield management and process control systems change or increase. Due to the risks inherent in transitioning to new products, the Company must accurately forecast demand in both volume and configuration and also manage the transition from older products. The Company's results could be affected by the ability of competitors to introduce new products which have technological and/or pricing advantages. The Company's results also will be affected by strategic decisions made by management regarding whether to continue particular product lines, and by volume, mix and timing of orders received during a period, fluctuations in foreign exchange rates, and changing conditions in both the semiconductor industry and key semiconductor markets around the world. As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis.

                                    BUSINESS

INTRODUCTION

     KLA is the leader in the design, manufacture, marketing and service of yield management and process monitoring systems for the semiconductor industry. KLA believes that it is the world's largest supplier to the wafer and reticle inspection equipment markets. The Company sells to virtually all of the world's semiconductor manufacturers and has achieved very high market shares in its principal businesses. KLA's systems are used to analyze product and process quality at critical steps in the manufacture of integrated circuits, providing feedback so that fabrication problems can be identified, addressed and contained. This understanding of defect sources and how to contain them enables semiconductor manufacturers to increase yields. Quickly attaining and then maintaining high yields is one of the most important determinants of profitability in the semiconductor industry. The Company believes that its customers typically experience rapid paybacks on their investments in the Company's systems.

     The growing complexity of semiconductor devices, including shrinking feature dimensions, has substantially increased the cost to manufacture semiconductors, making yield loss more expensive. This trend has increased semiconductor manufacturers' demand for systems which permit the detection and containment of process problems. The sensitivity of fabrication yields to defect densities increases as devices become more complex. Further, the escalating capital investments necessary for the construction of semiconductor fabrication facilities heighten manufacturers' need for yield enhancing systems which can leverage their returns on these investments.

     Several years ago, the Company recognized the industry's need for in-line monitoring to provide real-time process management capability. In response, the Company devoted substantial resources to developing systems with the throughput, reliability and associated data analysis capabilities for in-process inspection. During the past year, customers' use of the Company's wafer inspection systems began evolving from single system, off-line engineering analysis applications to multiple systems monitoring critical steps directly on advanced fabrication lines. Positive customer evaluation of the Company's in-line production monitoring systems led to record order levels for the Company's 1993 fiscal year and its 1994 fiscal year to date. The Company believes that the potential market for in-line monitoring systems is several times larger than its traditional market for engineering analysis systems.

YIELD MANAGEMENT

     Maximizing yields, or the number of good die per wafer, is a key goal of modern semiconductor manufacturing. Higher yields increase the revenue a manufacturer can obtain for each semiconductor wafer processed. As line width geometries decrease, yields become more sensitive to the size and density of defects. For example, an average of 0.1 fatal defects per square centimeter will allow a yield of 60% for a 4 Mbit DRAM, but only 5% for a 64 Mbit DRAM. Semiconductor manufacturers use yield management and process monitoring systems to improve yields by identifying defects, by analyzing them to determine process problems, and, after corrective action has been taken, by monitoring subsequent results to ensure that the problem has been contained. Monitoring and analysis may take place at many points in the fabrication process as wafers move through a production cycle consisting of hundreds of separate process steps.

     Semiconductor factories are increasingly expensive to build and equip. The Company believes that the average cost of building and equipping a new semiconductor factory increased several fold over the last few years and that the next generation of factories is expected to cost $1 billion or more. Yield management and process monitoring systems, which typically represent a fraction of the total investment required to build and equip a fabrication facility, enable integrated circuit manufacturers to leverage these expensive facilities and improve their returns on investment.

     The most significant opportunities for yield improvement generally occur when production is started at new factories and when new products are first built. Equipment that helps a manufacturer to increase yields quickly when products are new enables the manufacturer to offer products in volume at the time when they are likely to generate the greatest profits.

     The following are some of the methods used to manage yield; they all require the capture and analysis of data gathered through many measurements:

     - Engineering analysis is performed off the manufacturing line to identify and analyze defect sources. Engineering analysis equipment operates with very high sensitivity to enable comprehensive analysis of reticles and wafers. Because they operate off-line, engineering analysis systems do not require high speeds of operation.

     - In-line monitoring is used to review the status of circuits during production steps. Information generated is used to determine whether the fabrication process steps are within required tolerances and to make any necessary process adjustments in real time before wafer lots move to subsequent process stations. Because the information is needed quickly to be of greatest value, in-line monitoring requires both high throughput and high sensitivity.

     - Pass/fail tests are used at several steps in the manufacturing process to evaluate products. For example, a pass/fail test is used to determine whether reticles used in photolithography are defect-free; electrical pass/fail testing is performed at the end of the manufacturing process to determine whether products meet performance specifications.

KLA STRATEGY

     KLA is the premier supplier of yield management and process monitoring systems to the semiconductor manufacturing industry. Key elements of KLA's strategy are as follows:

          - Leadership in Yield Management. The Company believes that yield management requires both the ability to identify defects and the ability to use defect data: (i) to recognize patterns which reveal process problems; and (ii) to resolve and contain process flaws which are causing reduced yields. The Company has developed yield management solutions that consist of sophisticated defect detection sensors located at key steps in the production process, as well as analysis stations with relational database software that enable isolation of defect sources, identification of problem causes and implementation of corrective action.

          The Company believes that its world-wide organization of more than 30 applications engineers provides an important competitive advantage. These applications engineers serve as yield management consultants to the Company's customers, assisting in applying KLA's systems to accelerate yield improvement and achieve real-time process control.

          - Development of In-Line Monitoring Market. KLA has introduced a family of wafer inspection systems with the wafer throughput and sensitivity necessary for in-line monitoring. Prior to the introduction of KLA's 2100 series, no suppliers' products were capable of both the speed and the sensitivity needed for in-line inspection for all defect types at critical process steps. In-line inspection is a critical yield enhancement and cost reduction technique because it allows defect detection in real time rather than waiting until after final test results become available to discover problems that have a significant yield impact. As a result of these advantages, the Company believes that its customers will install multiple systems directly monitoring critical steps in the integrated circuit manufacturing process.

          - Technology Leadership. The Company believes that it is the technological leader in integrated circuit yield management and process control monitoring. To maintain its leadership position, KLA is committed to state-of-the-art multidisciplinary technologies. See "-- Technology."

     The Company's long range objective is to develop an integrated yield management network which spans the semiconductor fabrication process.

YIELD MANAGEMENT AND PROCESS MONITORING SYSTEMS

     KLA's systems are developed to work together to offer its customers not just tools, but integrated yield management solutions. KLA offers inspection systems for key steps in the semiconductor manufacturing process and analysis systems comprised of database management hardware and software to translate raw inspection data into patterns which reveal process problems. The Company's wafer inspection and metrology systems are used for engineering analysis and in-line monitoring, and its reticle inspection systems and wafer probers are used for pass/fail tests.

     WISARD -- WAFER INSPECTION SYSTEMS. KLA's WISARD business unit created the market for automated inspection of semiconductor wafers with the introduction of the KLA 2000 series over nine years ago. KLA continues to have a predominant market share with its current generation of wafer inspection systems, the 2100 series. KLA has on order or installed approximately 140 of the 2100 series systems since it shipped the first systems three years ago.

     KLA's 2100 series, combined with a dedicated defect data gathering and analysis workstation, the KLA 2550, and an off-line Review Station, the KLA 2608, provide semiconductor manufacturers with a yield management system sensitive enough for engineering analysis and fast enough for in-line monitoring of the semiconductor manufacturing process. The 2100 series of inspection systems offers an increase in inspection speed of up to 2,000 times over that of KLA's original wafer inspection system. This marked increase in speed and sensitivity allows customers to obtain very prompt feedback on process status by placing wafer inspection systems on the production line.

     The selection of the technology architecture for the 2100 series was made to allow the base unit to support a family of products capable of performance enhancements through upgrades of various subsystems. The first model, the KLA 2110, was introduced in 1991 with sufficient speed and sensitivity to enable in-line inspection of repeating arrays typical in memory devices. One year later, in 1992, KLA introduced a new repeating array model, the KLA 2111, which operates at up to five times the speed of the KLA 2110 and has improved sensitivity.

     Shortly thereafter in 1992, KLA introduced the KLA 2130 which is capable of "all pattern" inspection required for microprocessors and other logic devices as well as both the logic and repeating array portions of memory devices. In late 1993, KLA introduced the new KLA 2131 model for all pattern inspection which operates at up to twice the speed of the KLA 2130 and with higher sensitivity. The Company believes that there are further opportunities to expand the 2100 series family of systems and has several new models under development.

     To manage defect data, KLA offers the KLA 2551 Analysis Station, a multi-user work station using a relational database for storing defect coordinates and digitized images. Defect analysis and image review operates through a Windows(TM)-based interface. The KLA 2551 incorporates an open architecture which consolidates data from inspection systems, review stations, wafer sort electrical testers, host computers, and scanning electron microscopes
(SEMs). The data analysis software provides statistical process control reports, defect source analysis, and automated correlation of in-line process defects to bit failures. The graphical software combines both data and images to produce wafer maps, trend charts, and video review. When coupled with an optional remote terminal, the KLA 2551 permits process engineers in remote locations to link to the database of defect records and images to perform further analyses or compare data from different wafer fabrication facilities.

     The KLA 2608 Review Station provides a platform for reviewing and classifying defects detected on KLA and non-KLA wafer inspection systems. An operator may append classification codes to the defect record, a record which also includes wafer number, die coordinates, defect location, and defect size.

     The average selling prices of KLA's 2100 series of wafer inspection systems range from approximately $1 million to approximately $2 million.

     RAPID -- RETICLE INSPECTION SYSTEMS. RAPID, KLA's first business unit, created the market for automated inspection of reticles and photomasks for the semiconductor manufacturing industry over 15 years ago, and continues to have a predominant market share. KLA has delivered over 700 reticle and photomask inspection systems worldwide.

     During photolithography, a stepper projects a circuit pattern from a reticle onto a wafer. Error-free reticles are the first step in ensuring high yields in the manufacturing process because defects in reticles can translate into millions of ruined die.

     In 1992, KLA introduced its new generation of reticle inspection systems, the 300 series. The new KLA 301 Reticle Inspection System and the KLA 30 Reference Data Computer together form the KLA 331 Inspection System which represents a major advance in speed, sensitivity and flexibility. The KLA 331 offers the highest inspection sensitivity available in the marketplace, which the Company believes is vital to meet reticle inspection requirements for today's more complex microprocessors and larger DRAMs. To maintain throughput while inspecting at such high sensitivity, a fully configured KLA 331-4 incorporates a proprietary parallel image processing computer running at up to 72 billion instructions per second (72,000 MIPS).

     This dedicated image processor employs a flexible system architecture which permits future upgrades and enhancements through software, rather than hardware changes. Further, the KLA 331's optics include a rotating telescope turret to provide three sensitivities in one system. The KLA 331 offers flexibility for users who need a versatile inspection system to address the inspection needs of both the most demanding and the more routine semiconductor manufacturing processes. Users may select lower sensitivity inspections in return for higher throughput.

     The KLA 331 incorporates a reference database generator and data preparation system which gives full die-to-database functionality to the inspection, permitting reticle inspection against the ideal schematic as specified by the user's circuit design CAD program. In addition, to meet customers' production throughput requirements, the KLA 331 may be equipped with a variety of options to provide automatic set-up, unattended inspection, and categorized results storage.

     During fiscal 1993 and fiscal 1994 to date, delays in completing all features of the KLA 331 systems caused a decline in RAPID's business as many customers waited for the new model. Certain ease-of-use and performance enhancements to the KLA 331 which are yet to be completed will be required before some customers will order systems.

     The average selling prices of KLA's 331 inspection systems range from approximately $1.7 million to approximately $2.6 million.

     METROLOGY -- OVERLAY INSPECTION AND CRITICAL DIMENSION MEASUREMENT
SYSTEMS. Lithography for sub-micron semiconductor fabrication requires increasingly stringent overlay registration and critical dimension tolerances. In particular, decreasing line widths, larger die sizes, and additional layers have made overlay registration errors a crucial cause of yield loss. To address these challenges, KLA offers the KLA 5000 series metrology systems: the 5011 for overlay registration; and the 5015 for both overlay registration and critical dimension measurement. KLA estimates that during its fiscal 1993 and its fiscal 1994 to date, it had the leading share in the worldwide market for overlay registration systems.

     The KLA 5000 series uses a patented coherence probe microscopy technology which permits fast autofocus and precision critical dimension measurements. Applying its expertise in digital image processing, KLA has developed sophisticated algorithms for process-tolerant measurement. With coherence probe microscopy, the system scans the image-forming coherence region through the wafer plane, only gathering information from in-focus surfaces. As a result, measurements are more tolerant of process and substrate reflectivity variations than those from ordinary optical systems.

     The precision measurements from the KLA 5000 series identify the magnitude and direction of overlay registration errors arising from the stepping process and from optical distortion inherent in the stepper lens. Based upon these measurements, users can fine-tune the stepper program to compensate for process errors.

     The average selling prices of KLA's metrology systems for the semiconductor industry range from approximately $300,000 to approximately $550,000.

     The disk drive manufacturing industry is an emerging market for KLA's metrology systems. Disk drive manufacturers use a semiconductor photolithography process to produce thin film heads. The Company's coherence probe technology is particularly well-suited to handle the complex topography characteristics encountered in the thin film head process. The Company believes that its solution to these requirements has allowed it to achieve the major share of the thin film head metrology market.

     WAFER PROBING SYSTEMS. The ATS division sells and services a family of automated wafer probers and network controllers which position individual semiconductor devices still in wafer form under electrical test probes. The probers work in conjunction with electronic parametric and functional testers to perform fully automated tests of the performance of completed die before the wafers are diced and packaged. The electrical test procedure also identifies failed die, classifies die by performance and generates a database of test results for use in process control.

     KLA develops, manufactures and markets these products in cooperation with TEL. KLA develops and manufactures the prober's image processing electronics and optical subsystems. TEL manufactures the prober's mechanical chassis and incorporates the KLA electronics and subsystems. The ATS division sells the integrated prober systems in the United States and Europe with its own control software and custom interfaces. TEL sells and services the integrated prober systems in Japan and the rest of Asia.

     To enable multiple probers on the test floor to communicate with each other and with the customer's host computer, ATS developed the KLA Navigator network software ("Navigator"). Navigator increases test floor efficiency by enabling off-line set-up and editing of prober operations as well as by providing data analysis and network communications. Navigator uses test results to generate real-time reports of yields for each lot and to provide analysis which augments the results of wafer defect and metrology inspections to identify process problems.

     The WATCHER division develops the image processing subsystems used in ATS' and TEL's wafer prober systems. This image processing computer performs a number of steps: (i) optical character recognition (OCR) to identify the wafer; (ii) precise wafer alignment and positioning to the probe head; and (iii) probe process inspection to monitor prober performance.

     The average selling prices of KLA's basic wafer prober systems range from approximately $150,000 to approximately $350,000.

     SEMSPEC -- SCANNING ELECTRON MICROSCOPE INSPECTION SYSTEMS. As feature sizes of semiconductor circuits continue to decrease for leading edge semiconductor products, the Company believes that conventional optical technologies ultimately will begin to reach physical limits imposed by the wavelength of light and fail to provide the necessary inspection resolution. Working closely with those customers with the most advanced inspection requirements, KLA has developed the world's only fully automatic electron beam inspection systems. These systems, comprised of the world's fastest scanning electron-optical column and a high speed image computer, are used for reticle and wafer inspection. The development of these systems was funded in part by customer-sponsored research and development programs. KLA has sold four of these systems to customers. KLA expects the market for these inspection systems to emerge slowly.

     KLA ACROTEC LTD. The Company has an 8% equity investment, with an option to purchase a controlling interest, in KLA Acrotec, a Japanese company that develops optical systems that inspect flat panel displays utilizing technology developed by the Company. The Company has a research and development agreement with KLA Acrotec to provide research, development and engineering, on a best efforts cost reimbursement basis. In addition, the Company temporarily manufactures for KLA Acrotec on a contract basis. The Company believes that KLA Acrotec is the leading supplier of flat screen inspection systems.

CUSTOMERS

     The Company believes that it is one of the few suppliers which sells its systems to virtually all of the world's semiconductor manufacturers. In fiscal 1991 and 1992, no single customer accounted for more than 10% of the Company's revenues. During fiscal 1993, Motorola accounted for approximately 11% of the Company's revenues.

     Set forth below is a list of some of the Company's customers:

AMD
AT&T
Bosch
Canon
Cypress
Digital Equipment
DNP Micro
Du Pont
Fujitsu
Goldstar
Hewlett-Packard
Hitachi
Hoya
Hyundai
IBM
IDT
Intel
Matsushita
Micron
Mitsubishi
Motorola
National Semiconductor
NEC
NKK
Nippon Denso
NTT
Oki
Photronics
Ricoh
Rockwell
Rohm
Samsung
STM
Sharp
Siemens
Sony
TEL
Texas Instruments
Toppan
Toshiba
TSMC
UMC

SALES, SERVICE AND MARKETING

     The Company sells products through a combination of direct sales and distribution channels. The Company believes that the size and location of its field sales, service and applications engineering organization represents a significant competitive advantage in its served markets. In the United States and Europe, the Company has a direct sales force located in major geographical markets. Sales, service and applications facilities throughout the world employ over 350 sales, service and applications engineers.

     In Japan, the Company sells systems for the semiconductor market through TEL, the leading distributor of semiconductor equipment in Japan. TEL has been the Company's distributor to the Japanese semiconductor market since 1978. The sales effort in Japan is supported by KLA Japan, which provides marketing, applications support, technical support and service to Japanese customers. Over the last two years, the Company significantly increased its customer service organization in Japan in order to assume service and support responsibilities from TEL. KLA Japan has approximately 75 local employees and occupies facilities at Tachikawa and Osaka.

     In Korea and Taiwan, the Company sells its systems through local sales representatives. The sales, service and applications activities are supported by approximately 20 Korean employees and by approximately 10 Taiwanese employees in the respective countries.

TECHNOLOGY

     KLA's inspection and metrology systems precisely capture trillions of features on wafers and reticles that are as small as 10 millionths of an inch on a side and analyze each of these features for possible defects through the use of the following technologies:

     Image Acquisition. KLA's systems acquire images of sub-micron features on wafers and reticles. The quality and brightness of the images greatly influence the speed and sensitivity of the final inspection system. KLA has developed a wide range of optical imaging systems, such as laser scanners, interference microscope systems, and conventional white light and deep UV optical systems. To satisfy the future sensitivity requirements of X-ray lithography, KLA has already developed an electron beam system which incorporates the world's fastest scanning electron-optical column.

     Image Conversion. The Company's equipment converts the photon or electron image to an electronic digital format. KLA has pioneered the use of time-delay-integration sensors that convert as many as 100 million pixels (points of light) to 256 gray scale images each second. KLA also utilizes other image conversion technologies such as avalanche diode detectors, photo multiplier systems, and fixed frame pickups.

     Precision Mechanics. In the most common configuration of an inspection system, the reticle or the wafer is moved at a constant speed through the field of the imaging system. Since areas of interest are as small as 5 millionths of an inch, and vibrations in the scanning system of one-tenth of the area of interest can degrade system performance, the mechanical stage must be extremely smooth and precise. To address these requirements, KLA has eight years experience in the design and manufacture of air-bearing linear drive stages.

     Proprietary Algorithms. To perform the inspection or measurement task, the Company's equipment examines the properties of the digitized images using a set of logical steps (algorithms) which measure the desired image property. KLA's engineers develop sets of algorithms that are specifically tailored to obtain optimum performance for its wafer, reticle and metrology systems. These algorithms are largely responsible for the state-of-the-art performance of KLA's systems.

     Image Computers. The combination of proprietary algorithms and special purpose computers allows KLA's equipment to have a high performance to cost ratio. While general purpose computers are capable of executing KLA's algorithms, very few computer architectures can sustain the computing speed that is required in KLA's systems (as high as 72,000 MIPS). To address this requirement, KLA develops and builds special purpose image computers designed to execute its algorithms.

     Database Analysis. Many of the inspections that KLA systems perform require a digital representation of the aerial image from the circuit design data. This capability allows inspection systems to compare the actual circuit with its design specifications. KLA has been developing database systems for over 14 years to satisfy this objective. Its present generation of special purpose database computers is capable of generating simulated images at the same high speeds at which KLA's image conversion systems generate the digital image from the actual image.

     Statistical Process Control. Integrated circuit yield management and process monitoring systems generate hundreds of thousands of data items each day. To enhance the utility of these data, KLA has a team of software engineers who build systems containing statistical process control software to simplify data and present these data in a useful manner. KLA is continuing to work on new software, including expert systems, to enhance its statistical process control systems.

RESEARCH AND DEVELOPMENT

     The market for yield management and process monitoring systems is characterized by rapid technological development and product innovation. The Company believes that continued and timely development of new products and enhancements to existing products are necessary to maintain its competitive position. Accordingly, the Company devotes a significant portion of its personnel and financial resources to research and development programs and seeks to maintain close relationships with customers to remain responsive to their needs.

     Engineering, research and development costs declined sharply in fiscal 1993 compared with prior years. This decline was the result of completing the development programs required for the introduction of the 2100 series and 300 series of products, which for the first time in the Company's history involved complete changes in the chassis, system architecture and every subsystem. See "-- Yield Management and Process Monitoring Systems." In order to complete these programs in time for the present industry expansion, KLA had stepped up engineering, research and development spending to $32 million and $33 million, or 22% and 21% of sales in fiscal 1991 and 1992, respectively. However, with the winding down of the intensive part of these programs, engineering, research and development expenditures dropped to $24 million, or 14% of sales, in fiscal 1993.

     KLA typically receives some external funding from customers, from industry groups, and from government sources to augment its engineering, research and development efforts. In addition, KLA capitalizes some software development costs. Although the timing and the level of these external funds cannot be predicted, the level of such funding and capitalization has been approximately 4% of sales for each of the last three years. The Company reports engineering, research and development expense net of this funding and capitalization. Thus, recorded amounts for engineering, research and development expense were 18%, 17% and 10% of sales in fiscal 1991, 1992 and 1993, respectively.

MANUFACTURING

     The Company's principal manufacturing activities take place in San Jose, California; Bevaix, Switzerland; and Migdal Ha'Emek, Israel; and consist primarily of assembling and testing components and subassemblies which are acquired from third party vendors and then integrated into the Company's finished products. During fiscal 1993, KLA streamlined its manufacturing process to increase the flexibility of its manufacturing resources and to reduce the manufacturing cycle time for inspection systems. During fiscal 1993 the Company vacated its former WISARD manufacturing building in order to consolidate WISARD and RAPID manufacturing operations in the Company's San Jose headquarters. Through this consolidation, the two business groups now share clean room space, assembly and test personnel, and inventory management resources. The Company has the ability to increase manufacturing volumes by adding additional shifts before significant capital investments in clean room space or tooling would be required. The Company is also cross-training personnel, so that it can respond to changes in product mix by reallocating personnel rather than by additional hiring.

     During this same period, the Company has been working with key vendors to improve inventory management. Volume purchase agreements and just-in-time delivery schedules have reduced both inventory levels and costs. The Company's manufacturing engineers, in conjunction with key vendors, are improving the manufacturability and reliability of the new wafer and reticle inspection systems.

     Many of the components and subassemblies are standard products, although certain items are made to Company specifications. Certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Those parts subject to single or limited source supply are routinely monitored by management and the Company endeavors to ensure that adequate supplies are available to maintain manufacturing schedules, should supply for any part be interrupted. Although the Company seeks to reduce its dependence on sole and limited source suppliers in some cases, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships.

COMPETITION

     The market for yield management and process control systems is highly competitive. In each of the markets it serves the Company faces competition from established and potential competitors, some of which may have greater financial, engineering, manufacturing and marketing resources than the Company. Significant competitive factors in the market for yield management and process control systems include system performance, ease of use, reliability, installed base and technical service and support.

     The Company believes that, while price and delivery are important competitive factors, customers' overriding requirement is for systems which easily and effectively incorporate automated, highly accurate inspection capabilities into their existing manufacturing processes, thereby enhancing productivity. The Company's yield management and process control systems for the semiconductor industry are generally higher priced than those of its present competitors and are intended to compete based upon performance and technical capabilities. These systems also compete with less expensive, more labor-intensive manual inspection devices.

     The Company's wafer and reticle inspection systems have a predominant share of their markets. The Company is the leading provider of overlay registration systems. The Company believes it is the second largest supplier of wafer prober systems in the U.S. and Europe.

     Many of the Company's competitors are investing in the development of new products aimed at applications currently served by the Company. The Company's competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures often necessitate price reductions which can adversely affect operating results. Although the Company believes that it has certain technical and other advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be able to make the technological advances necessary to maintain these competitive advantages.

     The yield management and process control industry is characterized by rapidly changing technology and a high rate of technological obsolescence. Development of new technologies that have price/performance characteristics superior to the Company's technologies could adversely affect the Company's results of operations. In order to remain competitive, the Company believes that it will be necessary to expend substantial effort on continuing product improvement and new product development. There can be no assurance that the Company will be able to develop and market new products successfully or that the products introduced by others will not render the Company's products or technologies non-competitive or obsolete.

PATENTS AND OTHER PROPRIETARY RIGHTS

     The Company believes that, due to the rapid pace of innovation within the yield management and process control systems industry, the Company's protection of patent and other intellectual property rights is less important than factors such as its technological expertise, continuing development of new systems, market penetration and installed base and the ability to provide comprehensive support and service to customers.

     The Company protects its proprietary technology through a variety of intellectual property laws including patents, copyrights and trade secrets. The Company's source code is protected as a trade secret and as an unpublished copyright work. The Company has a number of United States and foreign patents and patent applications. The Company's efforts to protect its intellectual property rights through trade secret and copyright protection may be impaired if third parties are able to copy or otherwise obtain and use the Company's technology without authorization. Effective intellectual property protection may be unavailable or limited in certain foreign countries. In addition, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. No assurance can be given that any patent held by the Company will be sufficient to protect the Company. See "Risk Factors -- Limited Protection of Intellectual Property," and "-- Notice of Patent Infringement Received by Customers."

EMPLOYEES

     As of September 30, 1993, KLA employed a total of approximately 1,000 persons, including approximately 100 in sales, marketing and applications engineering, 165 in product development, 265 in manufacturing, 340 in field service, and 120 in management and administration. None of KLA's employees is represented by a labor union. KLA has experienced no work stoppages and believes that its employee relations are excellent.

     Competition in the recruiting of personnel in the semiconductor and semiconductor equipment industry is intense. KLA believes that its future success will depend in part on its continued ability to hire and retain qualified management, marketing and technical employees.

FACILITIES

     KLA owns a corporate facility which houses engineering, manufacturing and administrative functions in San Jose, California, occupying approximately 232,000 square feet. The Company purchased this facility in 1990 at a total cost of approximately $30 million, including improvements. The Company leases additional office space for manufacturing, engineering, sales and service activities, including seven locations in the U.S., four in Europe, three in Japan, and one each in Malaysia, Korea, Taiwan and Israel.

                                   MANAGEMENT

     The names of the directors and executive officers of the Company and their ages as of June 30, 1993 are as follows.

            NAME               AGE                             POSITION
- -----------------------------  ---     --------------------------------------------------------
Kenneth Levy.................  50      Chairman of the Board of Directors and Chief Executive
                                       Officer
Kenneth L. Schroeder.........  47      President, Chief Operating Officer and Director
Robert J. Boehlke............  52      Vice President of Finance and Administration, Chief
                                       Financial Officer, and Assistant Secretary
Patrick H. Lamey, Jr.........  46      Vice President, General Manager, WATCHER Business Unit
Michael D. McCarver..........  47      Vice President, Corporate Sales
Arthur P. Schnitzer..........  50      Group Vice President, Wafer and Reticle Inspection
William Turner...............  37      Vice President, Corporate Controller
Virginia J. DeMars...........  51      Vice President, Human Resources
Christopher Stoddart.........  37      Treasurer
Robert R. Anderson...........  55      Vice Chairman of the Board of Directors
Leo J. Chamberlain...........  63      Director
Robert E. Lorenzini..........  56      Director
Yoshio Nishi.................  53      Director
Samuel Rubinovitz............  63      Director
Dag Tellefsen................  51      Director

     Mr. Levy co-founded the Company in July 1975 and served as President and Chief Executive Officer and a Director of the Company until November 1991, when he became Chairman of the Board of Directors and Chief Executive Officer. Since May 1993, Mr. Levy has been a director of Ultratech Stepper, Inc., a manufacturer of photolithography equipment.

     Mr. Schroeder rejoined the Company in November 1991 as President, Chief Operating Officer and Director. Mr. Schroeder had worked previously at KLA from 1979 through 1987, during which time he held the positions of Vice President of Operations (1979); Vice President and General Manager, RAPID division (1982); Vice President and General Manager, WISARD division (1983); and Senior Vice President (1985). In July 1988, he became President and Chief Executive Officer of Photon Dynamics, Inc. In mid-1989, he was appointed President, Chief Operating Officer, and Director of Genus, Inc. He left Genus in October 1991, to rejoin KLA.

     Mr. Boehlke joined the Company in April 1983 as Vice President and General Manager of the RAPID division. In June 1985, Mr. Boehlke was elected to Senior Vice President and to Executive Vice President in January 1989, and to Chief Operating Officer in August 1989 until July 1990, when he became Chief Financial Officer.

     Mr. Lamey, Jr., joined the Company in May 1984 as Vice President of Marketing of the RAPID division, became Vice President of Marketing of the WISARD division in May 1987, then General Manager of the WISARD division in May 1988. In September 1989, he became Vice President of Corporate Strategic Marketing. In July 1990, he became General Manager of the KLASIC division, and became General Manager of the ATS division in December 1991. In July 1992, he became General Manager of the WATCHER division which was spun out of the ATS division.

     Mr. McCarver joined the Company in October 1985 as Vice President of Sales of the RAPID division, was promoted to General Manager in July 1987, and was additionally elected to Vice President of the Company in August 1989. In August 1993, he became Vice President of Corporate Sales. Mr. McCarver was employed by the Monsanto Company from 1969 through 1985 in various management positions.

     Mr. Schnitzer joined the Company in July 1978 as Software Engineering Manager and was promoted to Director of Engineering of the RAPID division in July 1982, and was promoted to Vice President in July 1983.

He became Vice President of Technology and Marketing of the RAPID division in May 1987, and Vice President of Advanced Inspection in January 1989. In October 1989, he was promoted to General Manager of the WISARD division and, additionally, was elected to Vice President of the Company in July 1990. In July 1993, he became Group Vice President of the Wafer and Reticle Inspection Group ("WRInG"), composed of the former RAPID and WISARD divisions.

     Mr. Turner joined the Company in September 1983 as a Corporate Financial Analyst, transferred to be the Field Service Financial Administrator of the RAPID division in August 1984, was promoted to RAPID division Controller in February 1986, transferred to International division Controller in July 1988, was promoted to Corporate Controller in December 1989, and was elected Vice President of the Company in July 1990.

     Ms. DeMars joined KLA in 1988 as Director of Human Resources after a 13 year career in Employee Relations at Monolithic Memories, Inc., and Advanced Micro Devices. In November 1991, KLA promoted Ms. DeMars to Vice President of Human Resources, worldwide.

     Mr. Stoddart joined the Company in December 1991 as Treasurer. Prior to joining the Company, Mr. Stoddart was Treasurer of General Cellular Corporation from October 1989 to September 1991 and previously with Cooper Companies, Inc., was Assistant Treasurer from August 1986 to July 1988, and then Treasurer from July 1988 to September 1989.

     Mr. Anderson co-founded the Company in July 1975. He has served as Vice Chairman of the Board since November 1991. He previously served as Chairman of the Board from May 1985 to November 1991, Assistant Secretary from February 1989 to November 1991, Executive Vice President from July 1990 to November 1991 and Chief Financial Officer from February 1989 to July 1990.

     Mr. Chamberlain has served as a Director of the Company since 1982. He has served as a Director of Octel Communications Corporation, a manufacturer of high-performance voice processing systems since March 1989.

     Mr. Lorenzini has served as a Director of the Company since 1976. He has served, since October 1988, as President, Chairman and Chief Executive Officer of SunPower Corporation, a manufacturer of photovoltaic cells and silicon power devices. He was a founder and, until December 1986, Chairman of the Board of Siltec Corporation, a manufacturer of semiconductor materials and manufacturing equipment. Since October 1986, Mr. Lorenzini has also served as a director of FSI International, a semiconductor process equipment manufacturer.

     Mr. Nishi has served as a Director of the Company since 1989. He is the Director of Silicon Process Laboratory, Hewlett-Packard Laboratories, a semiconductor technology research facility affiliated with Hewlett-Packard Company, and also a consultant professor in the Stanford University Department of Electrical Engineering.

     Mr. Rubinovitz previously served as a director of the Company from October 1979 to January 1989, and rejoined the Company as a Director in 1990. From April 1989 through December 1993, he served as Executive Vice President of EG&G, Inc., a diversified manufacturer of scientific instruments and electronic, optical and mechanical equipment, and previously as Senior Vice President of EG&G, Inc. between April 1986 and April 1989. Since April 1989, Mr. Rubinovitz has served as a Director of EG&G. Since October 1984, he has served as Director of Richardson Electronics, Inc., a manufacturer and distributor of electron tubes and semiconductors.

     Mr. Tellefsen has served as a Director of the Company since 1978. He is General Partner of the investment manager of Glenwood Ventures I and II, venture capital funds. Since January 1983, he has served as a director of Arix Corporation, a manufacturer of computers for transaction oriented applications and since September 1982, as a director of Octel Communications Corporation.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value ("Common Shares"), 74,000,000 of which are designated "Common Stock" and 1,000,000 of which are designated "Junior Common Stock," and 1,000,000 shares of preferred stock, $0.001 par value ("Preferred Stock"). As of September 30, 1993, there were 19,657,000 shares of Common Stock, no shares of Junior Common Stock, and no shares of Preferred Stock outstanding.

COMMON STOCK

     The holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulative voting for the election of directors. Subject to preferences applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor and In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share in all assets remaining after payment of liabilities. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered hereby will be, validly issued, fully paid, and non-assessable.

JUNIOR COMMON STOCK

     The Board of Directors of the Company has the authority to issue the Junior Common Stock in one or more series and to fix the rights, preferences and privileges, including dividend rights, conversion rights, liquidation rights, voting rights, and the number of shares constituting any series or the designation of such series of Junior Common Stock, without any further vote or action by the stockholders. As of the date of this Prospectus, there are no outstanding shares of Junior Common Stock, or options to purchase Junior Common Stock. Although it has no present intention to do so, the Board of Directors of the Company may, without stockholder approval, issue Junior Common Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Junior Common Stock may have the effect of delaying, deferring, or preventing a change of control of the Company.

PREFERRED STOCK

     The Board of Directors of the Company has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences and privileges, including dividend rights, conversion rights, liquidation rights, voting rights, and the number of shares constituting any series or the designation of such series of Preferred Stock, without any further vote or action by the stockholders. As of the date of this Prospectus, there are no outstanding shares of Preferred Stock, or options to purchase Preferred Stock. Although it has no present intention to do so, the Board of Directors of the Company may, without stockholder approval, issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change of control of the Company.

STOCKHOLDER RIGHTS PLAN

     KLA has a stockholder rights plan (the "Plan") to protect the value of KLA stockholders' investment in the Company. Pursuant to the Plan, the Board has declared a dividend distribution of one Common Stock purchase right (a "Right"), at an exercise price of $100.00, on each outstanding share of its Common Stock. In the event of certain hostile efforts to acquire control of the Company, the Plan would entitle holders of each Right to purchase stock in KLA or an acquiror of KLA with a market value equal to twice the exercise price of the Right. The Rights have certain anti-takeover effects as they will cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

     The Board may redeem the Rights for $0.01 per Right at any time prior to the day a person or group acquires 20% or more of the Company's stock without Board approval. After such date, the Board may redeem the Rights prior to the consummation of a business combination in which all holders of Common Stock are treated equally and which does not involve such 20% stockholder. The Company may, except with respect to the redemption price, amend the Rights in any manner. After a person becomes a 20% stockholder, the Company may amend the Rights in any manner which does not adversely affect the interests of the holders of the Rights.

DELAWARE TAKEOVER STATUTE

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholders. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First National Bank of Boston, Mail Stop 45-02-16, Blue Hills Office Park, 150 Royale Street, Canton, Massachusetts 02021.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    Kidder, Peabody & Co. Incorporated........................................
    Morgan Stanley & Co. Incorporated.........................................
                                                                                ---------
              Total...........................................................  2,000,000
                                                                                ---------
                                                                                ---------

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby, if any are purchased.

     The Company has been advised by Kidder, Peabody & Co. Incorporated and Morgan Stanley & Co. Incorporated, the Representatives of the several Underwriters, that the Underwriters propose to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share, and that the Underwriters and such dealers may re-allow a discount of
not in excess of $          per share to other dealers. The public offering
price and the concession and discount to dealers may be changed by the Representatives after the initial public offering of the Common Stock offered hereby.

     The Company has granted the Underwriters an option, expiring at the close of business on the thirtieth day subsequent to the date of the initial public offering of the Common Stock offered hereby, to purchase up to 300,000 additional shares of Common Stock at the offering price to public, less the underwriting discount, set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the shares.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act").

     Certain officers and directors of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of shares of Common Stock or securities convertible into or exchangeable for, or rights to purchase or acquire an aggregate of approximately 1,700,000 shares of Common Stock for a period of 90 days after the date of the initial public offering of the Common Stock offered hereby, without the prior written consent of one of the Representatives. All other shares of Common Stock or of such other securities or rights held by any officers or directors of the Company are not subject to such "lock-up" agreements and may be sold at any time absent other restrictions.

     In addition, the Company has agreed, subject to certain limited exceptions, not to issue any Common Stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 90 days after the date of the initial public offering of the Common Stock offered hereby, except pursuant to the Underwriting Agreement without the prior written consent of one of the Representatives.

     In connection with this offering, the Underwriters and selling group members (if any) or their respective affiliates intend to engage in passive market making transactions in the Common Stock of the Company on The Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of offers or sales of the shares of Common Stock offered hereby. The passive market making transactions must be identified as such and comply with applicable volume and price limits. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market makers bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Morrison & Foerster, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements as of June 30, 1992 and 1993 and for each of the three years in the period ended June 30, 1993 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Common Stock of the Company is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     Additional information regarding the Company and the shares of Common Stock offered hereby, is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Act. For further information pertaining to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies may be obtained at prescribed rates from, the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended June 30, 1993, as filed with the Commission on September 28, 1993, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, as filed with the Commission on November 12, 1993, (iii) the Company's Current Report on Form 8-K, as filed with the Commission on January 12, 1994, (iv) the Company's Current Report on Form 8-K, as filed with the Commission on January 19, 1994, and (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (including all amendments in respect thereof) as filed with the Commission on October 26, 1981.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus. Requests for such documents should be directed to KLA Instruments Corporation, 160 Rio Robles, San Jose, CA 95161, Attn: Investor Relations, telephone (408) 434-4200.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR FISCAL YEARS 1991, 1992 AND 1993:
  Report of Independent Accountants..................................................   F-2
  Consolidated Statement of Operations...............................................   F-3
  Consolidated Balance Sheet.........................................................   F-4
  Consolidated Statement of Stockholders' Equity.....................................   F-5
  Consolidated Statement of Cash Flows...............................................   F-6
  Notes to the Consolidated Financial Statements.....................................   F-7
UNAUDITED CONSOLIDATED FINANCIAL INFORMATION FOR FISCAL QUARTERS ENDED SEPTEMBER 30,
  1992
  AND 1993:
  Condensed Consolidated Statement of Operations.....................................   F-16
  Condensed Consolidated Balance Sheet...............................................   F-17
  Condensed Consolidated Statement of Cash Flows.....................................   F-18
  Notes to the Condensed Consolidated Financial Information..........................   F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of
KLA Instruments Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of KLA Instruments Corporation and its subsidiaries at June 30, 1992 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE
San Jose, California
July 28, 1993

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEARS ENDED JUNE 30,
                                                             ----------------------------------
                                                               1991         1992         1993
                                                             --------     --------     --------
Net sales..................................................  $148,432     $155,963     $167,236
                                                             --------     --------     --------
Costs and expenses:
  Cost of sales............................................    82,822       99,993      107,466
  Engineering, research and development....................    27,132       25,860       16,314
  Selling, general and administrative......................    33,498       35,537       32,684
  Restructuring charges (recovery).........................        --        8,158         (718)
                                                             --------     --------     --------
                                                              143,452      169,548      155,746
                                                             --------     --------     --------
Income (loss) from operations..............................     4,980      (13,585)      11,490
Interest income and other, net.............................     1,847        1,170        1,217
Interest expense...........................................    (3,328)      (3,877)      (3,426)
                                                             --------     --------     --------
Income (loss) from continuing operations before income
  taxes....................................................     3,499      (16,292)       9,281
Provision for income taxes.................................     1,084          318        2,320
                                                             --------     --------     --------
Income (loss) from continuing operations...................     2,415      (16,610)       6,961
Discontinued operations:
  Loss from discontinued operations of PCB business, less
     applicable income taxes of $693 in fiscal 1991........    (2,443)          --           --
  Recovery of (provision for) loss on disposal of PCB
     business, less applicable income tax benefit of $4,443
     in fiscal 1991........................................   (10,557)       2,800           --
                                                             --------     --------     --------
Net income (loss)..........................................  $(10,585)    $(13,810)    $  6,961
                                                             --------     --------     --------
                                                             --------     --------     --------
Income (loss) per share from continuing operations.........  $   0.13     $  (0.90)    $   0.35
Income (loss) per share from discontinued PCB business.....     (0.70)        0.15           --
                                                             --------     --------     --------
Net income (loss) per share................................  $  (0.57)    $  (0.75)    $   0.35
                                                             --------     --------     --------
                                                             --------     --------     --------
Weighted average common and dilutive common equivalent
  shares outstanding.......................................    18,552       18,451       19,707

          See accompanying notes to consolidated financial statements.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                     ASSETS

                                                                              AT JUNE 30,
                                                                         ---------------------
                                                                           1992         1993
                                                                         --------     --------
Current assets:
  Cash and cash equivalents............................................  $ 23,711     $ 52,362
  Accounts receivable, net of allowances of $1,652 and $1,469..........    49,153       48,077
  Inventories..........................................................    48,575       42,489
  Deferred income taxes................................................     7,594        3,917
  Other current assets.................................................     5,701        4,724
                                                                         --------     --------
          Total current assets.........................................   134,734      151,569
                                                                         --------     --------
Land, property and equipment, net......................................    44,799       39,384
Other assets...........................................................     8,924        8,136
                                                                         --------     --------
          Total assets.................................................  $188,457     $199,089
                                                                         --------     --------
                                                                         --------     --------
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and current portion of long-term debt..................  $  4,957     $  6,532
  Accounts payable.....................................................     5,551        8,953
  Income taxes payable.................................................     9,823        9,403
  Other current liabilities............................................    30,442       33,070
                                                                         --------     --------
          Total current liabilities....................................    50,773       57,958
                                                                         --------     --------
Deferred income taxes..................................................    10,652        7,081
Long-term debt.........................................................    24,000       20,000
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $0.001 par value, 1,000 shares authorized, none
     outstanding.......................................................        --           --
  Common shares, $0.001 par value, 75,000 shares authorized,
     18,696 and 19,503 shares issued and outstanding...................        19           20
  Capital in excess of par value.......................................    58,938       64,638
  Retained earnings....................................................    43,126       50,087
  Treasury stock.......................................................      (581)        (581)
  Cumulative translation adjustment....................................     1,530         (114)
                                                                         --------     --------
          Total stockholders' equity...................................   103,032      114,050
                                                                         --------     --------
          Total liabilities and stockholders' equity...................  $188,457     $199,089
                                                                         --------     --------
                                                                         --------     --------

          See accompanying notes to consolidated financial statements.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                                   NOTES
                                          COMMON STOCK      CAPITAL                TREASURY STOCK                RECEIVABLE
                                        ----------------  IN EXCESS OF  RETAINED   --------------  TRANSLATION      FROM
                                        SHARES    AMOUNT   PAR VALUE    EARNINGS   SHARES  AMOUNT  ADJUSTMENTS  STOCKHOLDERS
                                        -------   ------  ------------  --------   ------  ------  -----------  ------------
Balance at June 30, 1990..............   17,987    $  18    $ 53,760    $ 67,521      --   $  --     $ 1,202       $ (365)
                                        -------   ------  ------------  --------   ------  ------  -----------     ------
Exercise of stock options.............       82                  556
Tax benefit on exercise of stock
  options.............................                            27
Shares issued under stock purchase
  plan................................      229                1,733
Shares repurchased at cost for use in
  employee benefit plans..............                                               (55)   (581 )
Net loss..............................                                   (10,585)
Translation adjustments...............                                                                  (490)
Repayment of note for stock option
  exercise............................                                                                                365
                                        -------   ------  ------------  --------   ------  ------  -----------     ------
Balance at June 30, 1991..............   18,298       18      56,076      56,936     (55)   (581 )       712           --
                                        -------   ------  ------------  --------   ------  ------  -----------     ------
Exercise of stock options.............      203        1       1,430
Shares issued under stock purchase
  plan................................      195                1,432
Net loss..............................                                   (13,810)
Translation adjustments...............                                                                   818
                                        -------   ------  ------------  --------   ------  ------  -----------     ------
Balance at June 30, 1992..............   18,696       19      58,938      43,126     (55)   (581 )     1,530           --
                                        -------   ------  ------------  --------   ------  ------  -----------     ------
Exercise of stock options.............      604        1       4,276
Shares issued under stock purchase
  plan................................      203                1,424
Net income............................                                     6,961
Translation adjustments...............                                                                (1,644)
                                        -------   ------  ------------  --------   ------  ------  -----------     ------
Balance at June 30, 1993..............   19,503    $  20    $ 64,638    $ 50,087     (55)  $(581 )   $  (114)      $   --
                                        -------   ------  ------------  --------   ------  ------  -----------     ------
                                        -------   ------  ------------  --------   ------  ------  -----------     ------

          See accompanying notes to consolidated financial statements.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED JUNE 30,
                                                              ---------------------------------
                                                               1991         1992         1993
                                                              -------     --------     --------
Cash flows from continuing operating activities:
  Income (loss) from continuing operations..................  $ 2,415     $(16,610)    $  6,961
                                                              -------     --------     --------
Adjustments required to reconcile income (loss) from
     continuing operations to cash provided by (used for)
     continuing operations:
  Depreciation and amortization.............................    9,088       10,732        9,646
  Investment write-downs....................................      333          333           94
  Deferred income taxes.....................................   (2,540)         142         (466)
  Changes in assets and liabilities:
     Accounts receivable....................................      661       (2,583)         947
     Inventories............................................   (7,102)          70        6,048
     Other current assets...................................   (4,586)        (766)       2,062
     Accounts payable.......................................     (597)      (1,970)       3,375
     Income taxes payable...................................    5,678         (820)        (429)
     Other current liabilities..............................   (6,787)       6,840        2,655
     Other assets...........................................    1,681          193         (586)
                                                              -------     --------     --------
                                                               (4,171)      12,171       23,346
                                                              -------     --------     --------
Cash provided by (used for) continuing operations...........   (1,756)      (4,439)      30,307
                                                              -------     --------     --------
Cash flows from investing activities:
  Capital expenditures......................................  (33,611)      (5,085)      (3,226)
  Proceeds from sale of fixed assets........................       --           --          844
  Sale of short-term marketable securities..................    9,836           --           --
  Capitalization of software development costs..............   (2,143)      (1,280)      (1,201)
                                                              -------     --------     --------
Cash (used for) investing activities........................  (25,918)      (6,365)      (3,583)
                                                              -------     --------     --------
Cash flows from financing activities:
  Short-term borrowings, net................................      712          125       (2,881)
  Long-term debt borrowing..................................   24,000           --           --
  Sales of common stock.....................................    2,289        2,863        5,701
  Repurchase of common stock................................     (581)          --           --
  Proceeds from shareholder note............................      365           --           --
                                                              -------     --------     --------
Cash provided by financing activities.......................   26,785        2,988        2,820
                                                              -------     --------     --------
Effect of exchange rate changes.............................     (120)         273         (893)
                                                              -------     --------     --------
Increase (decrease) in cash and cash equivalents............   (1,009)      (7,543)      28,651
Cash and cash equivalents at beginning of year..............   32,263       31,254       23,711
                                                              -------     --------     --------
Cash and cash equivalents at end of year....................  $31,254     $ 23,711     $ 52,362
                                                              -------     --------     --------
                                                              -------     --------     --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest..................................................  $ 3,404     $  3,778     $  3,515
  Income taxes..............................................  $   670     $  1,361     $  1,914

          See accompanying notes to consolidated financial statements.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries with accounts denominated in foreign currencies have been translated principally using the local currencies as the functional currencies. Accordingly, the assets and liabilities of these subsidiaries are translated at the rates of exchange on the balance sheet date, income and expense items are translated at average rates of exchange for the year, and the resulting translation gains or losses are included in stockholders' equity. Foreign currency transaction gains and losses have not been material and are included in interest income and other, net.

     Foreign Exchange Hedging -- The Company purchases forward exchange contracts and options to hedge against currency fluctuations which affect certain foreign currency denominated firm purchase orders, assets and liabilities. Unrealized gains and losses on these contracts are deferred and accounted for as part of the hedged transactions. Cash flows from these contracts are classified in the Statement of Cash Flows in the same category as the hedged transactions. At June 30, 1993, the Company had forward exchange contracts maturing throughout fiscal 1994 to sell approximately $18.4 million of Japanese yen (2.1 billion yen) to purchase approximately $0.7 million of Japanese yen (73 million yen) and to sell $0.8 million of Swiss francs (1.2 million Swiss francs). At June 30, 1992, the Company had contracts maturing during fiscal 1993 to sell approximately $22 million of Japanese yen (2.8 billion yen).

     Revenue Recognition -- The Company recognizes sales of wafer inspection, reticle and photomask inspection systems upon acceptance at the Company's plant, which is when title transfers. Customers may observe and approve satisfactory completion of the tests. Sales of other systems are recognized upon shipment. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized. Revenues from service contracts are recognized during the terms of the contracts on a straight-line basis.

     Income per Share -- Income per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during the respective periods, including the assumed net shares issuable upon exercise of stock options, when dilutive.

     Research and Development -- The Company is actively engaged in significant product improvement and new product development efforts. Research and development expenses relating to possible future products aggregated approximately $11.2, $19.3 and $13.4 million for fiscal 1991, 1992 and 1993, respectively.

     Software Development Costs -- The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86. For the years ended June 30, 1991, 1992 and 1993, the Company capitalized $2.1, $1.3 and $1.2 million, respectively, of software development costs in connection with the development of new products and new features and functions on existing products. Such costs are amortized on a straight-line basis over the estimated useful life of three years or the ratio of current revenue to the total of current and anticipated future revenue, whichever is greater. Amortization charged to expense during the fiscal years ended 1991, 1992 and 1993 was $0.6, $2.1 and $1.9 million, respectively. Capitalized software, net of software amortization, totaled $5.0 and $4.3 million at June 30, 1992 and 1993, respectively.

     Income Taxes -- Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes." The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously the Company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amounts and the tax bases of other assets and liabilities. Adoption of FAS 109 did not have a significant effect on the consolidated financial statements.

     Undistributed earnings of certain of the Company's foreign subsidiaries, for which no U.S. federal income taxes have been provided, aggregated approximately $3.5 million at June 30, 1993. The amount of the unrecognized deferred tax liability related to the investments in foreign subsidiaries is estimated at approximately $1.2 million at June 30, 1993.

     Cash Equivalents -- Cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less.

     Inventories -- Inventories are stated at the lower of cost or market, cost being determined using standard costs which approximate actual costs on a first-in, first-out basis.

     Property and Equipment -- Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 30 years for buildings and building improvements, five years for furniture and fixtures, and range from three to five years for machinery and equipment. The life of the lease or the useful life, whichever is shorter, is used for the amortization of leasehold improvements.

NOTE 2 -- DETAILS OF FINANCIAL STATEMENT COMPONENTS

                                                                          1992          1993
                                                                        --------      --------
                                                                            (IN THOUSANDS)
Inventories:
  Customer service spares.............................................  $ 14,129      $ 13,530
  Systems raw materials...............................................    17,919         8,389
  Work-in-process.....................................................    10,689        10,004
  Demonstration equipment.............................................     5,838        10,566
                                                                        --------      --------
                                                                        $ 48,575      $ 42,489
                                                                        --------      --------
                                                                        --------      --------
Land, property and equipment:
  Land................................................................  $ 10,502      $ 10,502
  Buildings and improvements..........................................    19,776        20,361
  Machinery and equipment.............................................    37,248        30,780
  Furniture and fixtures..............................................     3,887         4,625
  Leasehold improvements..............................................     4,603         6,321
                                                                        --------      --------
                                                                          76,016        72,589
  Less accumulated depreciation and amortization......................   (31,217)      (33,205)
                                                                        --------      --------
                                                                        $ 44,799      $ 39,384
                                                                        --------      --------
                                                                        --------      --------
Other current liabilities:
  Accrued compensation and benefits...................................  $  9,695      $ 11,682
  Accrued warranty and installation...................................     9,647        12,188
  Unearned service contract revenue...................................     3,260         2,854
  Other...............................................................     7,840         6,346
                                                                        --------      --------
                                                                        $ 30,442      $ 33,070
                                                                        --------      --------
                                                                        --------      --------

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- GEOGRAPHIC REPORTING

     The Company is a leading manufacturer of yield monitoring and process control systems for the semiconductor manufacturing industry. For geographic reporting, sales are attributed to the geographic location of the sales and service organizations and costs directly and indirectly incurred in generating sales are similarly assigned. During fiscal 1991 and 1992, no customer accounted for more than 10% of sales. During fiscal 1993, one customer accounted for 11% of net sales. The following is a summary of operations by geographical territories:

                                                                   1991       1992       1993
                                                                 --------   --------   --------
                                                                         (IN THOUSANDS)
Net sales from unaffiliated customers:
  United States................................................  $ 58,659   $ 67,240   $ 62,802
  Western Europe...............................................    25,187     22,484     34,141
  Japan........................................................    51,793     48,825     46,914
  Asia Pacific.................................................    12,793     17,414     23,379
                                                                 --------   --------   --------
                                                                 $148,432   $155,963   $167,236
                                                                 --------   --------   --------
                                                                 --------   --------   --------
Operating results:
  United States................................................  $  5,197   $ (5,570)  $  7,558
  Western Europe...............................................     2,474        608      6,262
  Japan........................................................     3,106     (5,214)    (1,783)
  Asia Pacific.................................................     1,078      2,204      3,896
                                                                 --------   --------   --------
                                                                   11,855     (7,972)    15,933
General corporate expenses.....................................    (6,875)    (5,613)    (4,443)
                                                                 --------   --------   --------
  Operating profit (loss)......................................  $  4,980   $(13,585)  $ 11,490
                                                                 --------   --------   --------
                                                                 --------   --------   --------
Identifiable assets:
  United States................................................  $106,502   $103,960   $ 96,383
  Western Europe...............................................    21,911     15,272     22,631
  Japan........................................................    23,354     27,026     18,627
  Asia Pacific.................................................    11,288     18,581     13,487
                                                                 --------   --------   --------
                                                                  163,055    164,839    151,128
  General corporate assets.....................................    34,968     23,618     47,961
                                                                 --------   --------   --------
  Total assets.................................................  $198,023   $188,457   $199,089
                                                                 --------   --------   --------
                                                                 --------   --------   --------

     Intercompany transfers of products from the United States to other regions, based on cost of products transferred, were approximately $32.2, $34.2 and $39.7 million in fiscal years 1991, 1992 and 1993, respectively. Transfers from other regions were not significant. Corporate assets consist primarily of cash, marketable securities and other investments. Corporate expenses consist primarily of general, administrative and other expenses not attributable to geographical regions. Capital expenditures and depreciation expense have been primarily in the United States.

NOTE 4 -- EMPLOYEE BENEFIT PLANS

     The Company has a profit sharing program, wherein a percentage of pretax profits, as determined by the Board of Directors, is accumulated and distributed quarterly to all employees who have completed a stipulated employment period. In addition, the Board may approve matching contributions to the Company's savings and investment plan, a qualified salary reduction plan under section 401(k) of the Internal Revenue Code. The

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

total charge to operations under the profit sharing and 401(k) programs aggregated approximately $0.4, $0.4 and $0.7 million in fiscal 1991, 1992 and 1993, respectively.

     Under the 1982 Stock Option Plan, as amended, 4,750,000 shares have been reserved for issuance to eligible employees and directors as either Incentive Stock Options or nonqualified options. Options under this plan are granted at prices determined by the Board of Directors, but not less than the fair market value on the date of grant, and expire ten years after the date of grant. Generally, grants become exercisable at one fifty-fourth per month beginning six months from date of grant.

     In October 1990, the Company adopted the 1990 Outside Directors Stock Option Plan to grant options to non-employee directors. This plan calls for an annual grant of 2,500 options, at fair market value, to each outside director. The options become exercisable at one fifty-fourth per month beginning six months from date of grant and expire ten years from grant date. A total of 100,000 shares have been reserved for issuance under this plan.

     Also in October 1990, the Company granted 66,957 options at fair market value on the date of the grant to key employees in Israel. Of these options, 53,566 become exercisable ratably over 30 months, and the balance become exercisable over 60 months.

     In October 1990, the Company allowed all holders of outstanding options to exchange higher priced options for new non-qualified options at $7.00 per share, the fair market value on the date of the Board's action; 1,749,000 options were exchanged. In August 1992, the Company allowed all holders of outstanding options, with the exception of holders who were officers or directors of the Company during all of fiscal 1992, to exchange higher priced options for new non-qualified options at $7.50 per share, the fair market value on the date of the Board's action; 412,000 options were exchanged.

     Following is a summary of stock option transactions:

                                                                         STOCK       RESERVED
                                                          OPTION        OPTIONS       SHARES
                                                          PRICE        OUTSTANDING   AVAILABLE
                                                        ----------     ---------     ---------
Balance at June 30, 1990..............................  $0.33-21.25    2,515,613       915,427
  Options granted.....................................  7.00-13.50     2,691,831     (2,691,831)
  Options cancelled...................................  0.33-21.25     (2,016,733)   2,016,733
  Options exercised...................................  8.75-14.13       (81,602)
  Increase in reserved shares.........................                                 666,957
                                                        ----------     ---------     ---------
Balance at June 30, 1991..............................  $3.17-21.25    3,109,109       907,286
  Options granted.....................................  8.63-11.88       264,050      (264,050)
  Options cancelled...................................  3.17-20.25      (231,665)      231,665
  Options exercised...................................  3.17-13.00      (202,902)
                                                        ----------     ---------     ---------
Balance at June 30, 1992..............................  $6.13-21.25    2,938,592       874,901
  Options granted.....................................  7.50-12.38     1,048,246     (1,048,246)
  Options cancelled...................................  6.13-20.50      (594,311)      594,311
  Options exercised...................................  6.13-14.00      (603,912)
                                                        ----------     ---------     ---------
Balance at June 30, 1993..............................  $7.00-21.25    2,788,615       420,966
                                                        ----------     ---------     ---------

     At June 30, 1993, options to purchase 1,094,000 shares of stock were exercisable under all option plans.

     The Company has reserved 1,700,000 shares of common stock to be issued under the 1981 Employee Stock Purchase Plan. The Plan permits eligible employees to purchase common stock, through payroll deductions, at 85% of the lower of the fair market value of the common stock on the date at the beginning of the two-year offering period or the last day of the purchase period. Substantially all employees are eligible to participate in the Plan. At June 30, 1993, 410,000 shares were available for issuance under the Plan.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- FINANCING ARRANGEMENTS

     At June 30, 1993, the Company had two mortgage loans on its principal facility, a $20 million interest-only mortgage due August 1995 at an interest rate of 10.3% per annum and a $4 million interest-only mortgage due August 1993 at an interest rate of 6.4% per annum. Under the terms of the loan, the interest rate on the $20 million mortgage will be reset in August 1993 to 5.4% per annum and again in August 1994 based on market interest rates at that time. The mortgage loans, which are secured by $30.3 million in land, buildings and building improvements at June 30, 1993, require the Company to maintain, among other things, minimum working capital and tangible net worth.

     As of June 30, 1993, the Company had a $15 million multicurrency line of credit with a bank, expiring December 31, 1993. The line of credit has a commitment fee of 0.375% per annum. Interest on borrowings is based on the bank's reference rate, or its applicable offshore rate plus 1%. The agreement requires the Company to maintain, among other things, minimum quick ratio, tangible net worth and profitability. The Company was in compliance with all of these covenants. As of June 30, 1993, approximately $1.2 million had been borrowed at the related offshore interest rates of 4.256% per annum.

     In addition, certain of the Company's foreign subsidiaries have short term local currency borrowings of approximately $1.4 million at an average interest rate of 4.8% at June 30, 1993.

     Based upon interest rates available to the Company for issuance of debt with similar terms and remaining maturities, the fair value of the long-term mortgage debt and notes payable was approximately equal to the recorded value.

NOTE 6 -- RESEARCH AND DEVELOPMENT ARRANGEMENTS

     The Company has entered into research and development arrangements with certain key customers and other entities to partially fund the development of new technology on a best efforts basis. In addition, prior to fiscal 1988, the Company entered into research and development arrangements with several partnerships to use its best efforts to develop certain new technologies. The financial risks of these research and development arrangements are substantively and genuinely those of the funding entities. In fiscal 1991, 1992 and 1993, revenues of $2.9, $6.1 and $6.8 million, respectively, have been recognized on these research and development contracts on the percentage of completion basis. These revenues are offset against gross engineering, research and development expenses.

     Agreements with certain of the partnerships provide for warrants to purchase 100,875 shares of the Company's common stock at $21.11 through August 1993.

NOTE 7 -- INVESTMENT IN ACROTEC

     During fiscal 1991, the Company invested approximately $0.2 million cash for an 8% equity investment in Acrotec, a Japanese company developing an automated optical inspection device for flat panel displays utilizing base technology provided by the Company. In addition, the Company has a research and development arrangement with Acrotec to provide research, development and engineering on a best efforts cost reimbursement basis. The Company received $2.5 and $2.1 million in fiscal 1992 and 1993, respectively, under this research and development arrangement and has recorded these amounts as a reduction of engineering, research and development expenses (see Note 6). The Company is also manufacturing test systems for Acrotec and recognized $2.2 and $2.8 million in sales in fiscal 1992 and 1993, respectively. The Company has an option until April 1994 to acquire an additional 43% equity interest in Acrotec for 350 million yen ($3.3 million at the current exchange rate as of June 30, 1993).

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8 -- INCOME TAXES

     The components of income (loss) from continuing operations before income taxes were as follows:

                                                                1991         1992        1993
                                                              --------     --------     -------
                                                                       (IN THOUSANDS)
Domestic....................................................  $ (2,615)    $(22,582)    $ 1,828
Foreign.....................................................     6,114        6,290       7,453
                                                              --------     --------     -------
                                                              $  3,499     $(16,292)    $ 9,281
                                                              --------     --------     -------
                                                              --------     --------     -------

     The provision for income taxes charged to continuing operations were as follows:

                                                                1991         1992        1993
                                                              --------     --------     -------
                                                                       (IN THOUSANDS)
Federal:
  Currently payable (refundable)............................  $ (1,523)    $ (1,698)    $   495
  Deferred..................................................       471          204          --
                                                              --------     --------     -------
                                                                (1,052)      (1,494)        495
                                                              --------     --------     -------
State:
  Currently payable.........................................     1,270          175         321
  Deferred..................................................    (1,204)        (175)         --
                                                              --------     --------     -------
                                                                    66           --         321
                                                              --------     --------     -------
Foreign:
  Currently payable.........................................     1,700          867       2,679
  Deferred..................................................       370          945      (1,175)
                                                              --------     --------     -------
                                                                 2,070        1,812       1,504
                                                              --------     --------     -------
Provision for income taxes from continuing operations.......  $  1,084     $    318     $ 2,320
                                                              --------     --------     -------
                                                              --------     --------     -------

     Following is a reconciliation of the effective income tax rates from continuing operations and the United States statutory federal income tax rate:

                                                                1991         1992        1993
                                                              --------     --------     -------
Statutory federal income tax rate...........................      34.0%       (34.0)%      34.0%
State income taxes, net of federal tax benefits.............       1.9           --         2.3
Effect of foreign operations at higher (lower) tax rates....      21.3         (2.0)      (11.1)
Non-taxable FSC income......................................     (19.4)          --          --
Financial statement operating loss carryforward not
  recognized because realization is uncertain...............        --         35.3          --
Realized deferred tax assets previously reserved............        --           --        (3.8)
Other.......................................................      (6.8)         2.7         3.6
                                                              --------     --------     -------
Effective tax rate..........................................      31.0%         2.0%       25.0%
                                                              --------     --------     -------
                                                              --------     --------     -------

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred tax liabilities (assets) under FAS 109 at July 1, 1992 and June 30, 1993 (including reclassification for comparative purposes)are comprised of the following:

                                                                                         JUNE
                                                                           JULY 1,        30,
                                                                             1992        1993
                                                                           --------     -------
                                                                              (IN THOUSANDS)
Deferred tax liabilities:
    Depreciation......................................................     $  4,342     $ 4,317
    Unremitted earnings of foreign subsidiaries not permanently
     reinvested.......................................................        3,902       2,726
    Capitalized software..............................................        1,963       1,679
    Other.............................................................          963       1,596
                                                                           --------     -------
                                                                             11,170      10,318
                                                                           --------     -------
                                                                           --------     -------
Deferred tax assets:
    Inventory reserves and basis differences..........................       (9,357)     (9,876)
    Federal and state loss and credit carryforwards...................       (5,279)     (4,816)
    Other asset valuation reserves....................................       (2,079)     (1,874)
    Reserves for restructured and discontinued operations.............       (1,749)       (668)
    Employee benefit accruals.........................................       (1,026)     (1,528)
    Warranty and installation accruals................................         (674)       (934)
    Other.............................................................         (984)       (853)
                                                                           --------     -------
                                                                            (21,148)    (20,549)
                                                                           --------     -------
Deferred tax assets valuation allowance...............................       13,746      13,395
                                                                           --------     -------
          Total net deferred tax liabilities..........................     $  3,768     $ 3,164
                                                                           --------     -------
                                                                           --------     -------

     The income tax effect of timing differences for fiscal 1991 and 1992 under APB 11 were as follows:

                                                                             1991        1992
                                                                           --------     -------
                                                                              (IN THOUSANDS)
Installment method of sales revenue accounting for tax reporting
  purposes............................................................     $ (1,500)    $    --
Excess of tax over book depreciation..................................          191          --
Financial statement accruals and valuation accounts currently
  deductible..........................................................          333          --
Undistributed income of foreign subsidiaries not permanently
  reinvested..........................................................          857         945
Other.................................................................         (244)         29
                                                                           --------     -------
                                                                           $   (363)    $   974
                                                                           --------     -------
                                                                           --------     -------

     The Company has a net operating loss carry forward for U.S. federal income tax purposes of approximately $1.2 million that expires in fiscal 2007. The Company has federal research and development and other tax credit carryovers of approximately $4.0 million at June 30, 1993, that expire primarily in fiscal 1999 through 2007. In addition, the Company has U.S. tax deductions aggregating approximately $5.7 million as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of this deduction, when realized, will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

     The deferred tax assets valuation allowance at both July 1, 1992 and June 30, 1993 is attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these items such that a full valuation allowance has been recorded at both the beginning and end of the year. During fiscal 1993, the Company realized $0.4 million of deferred tax assets reserved at the beginning of the year, reducing the valuation allowance by a corresponding amount. In accordance with FAS 109, the valuation allowance is allocated pro rata to federal and state current and noncurrent deferred tax assets. Net deferred tax liabilities at July 1, 1992, and June 30, 1993, relate principally to foreign operations.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's manufacturing operations in Switzerland have an income tax holiday through 2001. The effect of this tax holiday was to increase net income in fiscal 1993 by approximately $0.6 million ($0.03 per share) and was not significant in prior years.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company leases several facilities under operating leases expiring at various dates through fiscal 2025 with renewal options at fair market value for additional periods ranging up to ten years. The aggregate minimum rental commitment as of June 30, 1993, under these lease agreements, excluding property taxes, insurance and certain other costs to be paid by the Company, are approximately $2.4, $2.2, $1.2, $0.9, $0.9 and $1.6 million in fiscal 1994 through 1998 and thereafter, respectively. Total rental expense under all operating leases was $2.8, $3.2 and $2.9 million in fiscal 1991, 1992 and 1993, respectively.

     The Company is the plaintiff in a patent infringement lawsuit in which the defendant has filed a counterclaim against the Company, and the Company is a defendant in other litigation arising in the normal course of business. Also in the normal course of business, the Company from time to time receives and makes inquiries with regard to possible patent infringement. The Company believes that it is unlikely that the outcome of this litigation or of the patent infringement inquiries will have an adverse material effect on the Company's financial position or results of operations.

NOTE 10 -- STOCK PURCHASE RIGHTS

     In March 1989, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carries one Common Stock Purchase Right (Right). The Right entitles the holder, under certain circumstances, to purchase common stock of the Company or its acquirer at a discounted price. The Rights are redeemable by the Company and expire in 1999.

NOTE 11 -- FISCAL 1992 RESTRUCTURING

     Restructuring charges in fiscal 1992 of $8.2 million include $2.4 million for costs associated with the discontinuance of the EMMI product line, $1.6 million of anticipated expenses for eliminating one corporate facility, $0.9 million in severance costs, and $3.2 million for costs associated with a redefinition of certain product strategies. During fiscal 1993, a $0.7 million recovery was recognized on the sale of the EMMI product line.

NOTE 12 -- DISCONTINUED PCB BUSINESS

     In the second quarter of fiscal 1991, the Company decided to divest its printed circuit board (PCB) inspection business and recorded a $15 million pretax charge as a result. In October 1991, the Company entered into an agreement to sell substantially all of the assets and related technology of the PCB business for approximately $4.3 million plus future royalties. The agreement required the Company to transfer the technology, provide training and develop certain software to enhance the product. The Company recognized a $2.8 million recovery of the fiscal 1991 provision in the third quarter of fiscal 1992 upon substantial completion of its obligations under the sale agreement. The Company has received cash of $3.3 million from the sale to date. The remaining $1 million is included in other current assets and will be received June 30, 1994.

     The consolidated statement of operations and related notes segregate the discontinued PCB business from continuing operations. Revenues from this business were $2.1 and $0.6 million in fiscal years 1991 and 1992, respectively. The phaseout period losses aggregated approximately $1.3 and $1.5 million in fiscal 1991 and 1992, respectively.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13 -- UNAUDITED QUARTERLY STATEMENT OF OPERATIONS DATA

                                                              QUARTERS ENDED
                                            ---------------------------------------------------
                                            SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                            -------------   ------------   ---------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED JUNE 30, 1992
  Net sales...............................     $40,984        $ 39,628      $42,720    $ 32,631
  Gross profit............................      16,616          16,746       16,581       6,027
  Restructuring charges...................          --             384        2,160       5,614
  Income (loss) from continuing
     operations...........................         412             330       (2,424)    (14,928)
  Recovery of loss from discontinued
     operations...........................          --              --        2,800          --
  Net income (loss).......................         412             330          376     (14,928)
  Income (loss) per share from continuing
     operations...........................        0.02            0.02        (0.13)      (0.80)
  Income per share from discontinued
     operations...........................          --              --         0.15          --
  Net income (loss) per share.............     $  0.02        $   0.02      $  0.02    $  (0.80)
  Weighted average common and dilutive
     common equivalent shares
     outstanding..........................      18,990          18,827       19,208      18,627
YEAR ENDED JUNE 30, 1993
  Net sales...............................     $38,459        $ 38,654      $42,240    $ 47,883
  Gross profit............................      12,978          13,600       15,607      17,585
  Restructuring charges (recovery)........          --            (718)          --          --
  Net income..............................         571           1,369        1,951       3,070
  Net income per share....................     $  0.03        $   0.07      $  0.10    $   0.15
  Weighted average common and dilutive
     common equivalent shares
     outstanding..........................      18,884          19,471       20,007      20,466

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                             QUARTERS ENDED
                                                                              SEPTEMBER 30,
                                                                           -------------------
                                                                            1992        1993
                                                                           -------     -------
Net sales................................................................  $38,459     $51,904
                                                                           -------     -------
Costs and expenses:
  Cost of sales..........................................................   25,481      31,161
  Engineering, research and development..................................    4,015       4,929
  Selling, general and administrative....................................    7,504       9,933
                                                                           -------     -------
                                                                            37,000      46,023
                                                                           -------     -------
Income from operations...................................................    1,459       5,881
Interest income and other, net...........................................      266         173
Interest expense.........................................................     (963)       (496)
                                                                           -------     -------
Income before income taxes...............................................      762       5,558
Provision for income taxes...............................................      191       1,392
                                                                           -------     -------
Net income...............................................................  $   571     $ 4,166
                                                                           -------     -------
                                                                           -------     -------
Net income per share.....................................................  $  0.03     $  0.20
                                                                           -------     -------
                                                                           -------     -------
Weighted average common and dilutive common equivalent shares
  outstanding............................................................   18,884      20,798

    See accompanying notes to condensed consolidated financial information.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                                  JUNE 30,      SEPTEMBER 30,
                                                                    1993            1993
                                                                -------------   -------------
                                                                -------------
Current assets:
  Cash and cash equivalents....................................   $  52,362       $  37,569
  Accounts receivable, net of allowances of $1,469 and
     $1,465....................................................      48,077          64,945
  Inventories..................................................      42,489          42,742
  Deferred income taxes........................................       3,917           3,917
  Other current assets.........................................       4,724           4,773
                                                                -------------   -------------
          Total current assets.................................     151,569         153,946
Land, property and equipment, net..............................      39,384          37,971
Other assets...................................................       8,136           7,751
                                                                -------------   -------------
          Total assets.........................................   $ 199,089       $ 199,668
                                                                -------------   -------------
                                                                -------------   -------------
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and current portion of long-term debt..........   $   6,532       $   2,627
  Accounts payable.............................................       8,953           9,383
  Income taxes payable.........................................       9,403           9,711
  Other current liabilities....................................      33,070          30,817
                                                                -------------   -------------
          Total current liabilities............................      57,958          52,538
                                                                -------------   -------------
Deferred income taxes..........................................       7,081           7,081
Long-term debt.................................................      20,000          20,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value, 1,000 shares authorized,
     none issued and outstanding...............................          --              --
  Common shares, $0.001 par value, 75,000 shares authorized,
     19,503 and 19,657 shares issued and outstanding...........          20              20
  Capital in excess of par value...............................      64,638          66,317
  Retained earnings............................................      50,087          54,253
  Treasury stock...............................................        (581)           (581)
  Cumulative translation adjustment............................        (114)             40
                                                                -------------   -------------
          Total stockholders' equity...........................     114,050         120,049
                                                                -------------   -------------
          Total liabilities and stockholders' equity...........   $ 199,089       $ 199,668
                                                                -------------   -------------
                                                                -------------   -------------

    See accompanying notes to condensed consolidated financial information.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                             QUARTERS ENDED
                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                           1992         1993
                                                                          -------     --------
Cash flows from operating activities:
  Net income............................................................  $   571     $  4,166
                                                                          -------     --------
  Adjustments required to reconcile net income to cash provided by (used for)
     operations:
     Depreciation and amortization......................................    2,434        2,408
     Investment write-downs.............................................       84           --
     Changes in assets and liabilities:
       Accounts receivable..............................................   (3,749)     (16,841)
       Inventories......................................................    3,217         (171)
       Other current assets.............................................     (506)         (37)
       Accounts payable.................................................      943          428
       Accrued compensation and benefits................................   (1,486)        (184)
       Accrued warranty and installation................................      (97)         560
       Income taxes payable.............................................      (21)         295
       Other current liabilities........................................   (1,784)      (2,244)
       Other assets.....................................................      110          (42)
                                                                          -------     --------
                                                                             (855)     (15,828)
                                                                          -------     --------
Cash (used for) operations..............................................     (284)     (11,662)
                                                                          -------     --------
Cash flows from investing activities:
  Capital expenditures..................................................     (401)        (756)
  Capitalization of software development costs..........................     (298)        (248)
                                                                          -------     --------
Cash (used for) investing activities....................................     (699)      (1,004)
                                                                          -------     --------
Cash flows from financing activities:
  Short-term borrowings, net............................................     (245)      (3,931)
  Sales of common stock.................................................       14        1,679
                                                                          -------     --------
  Cash (used for) financing activities..................................     (231)      (2,252)
                                                                          -------     --------
Effect of exchange rate changes.........................................       65          125
                                                                          -------     --------
Increase (decrease) in cash and cash equivalents........................   (1,149)     (14,793)
Cash and cash equivalents at beginning of period........................   23,711       52,362
                                                                          -------     --------
Cash and cash equivalents at end of period..............................  $22,562     $ 37,569
                                                                          -------     --------
                                                                          -------     --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest..............................................................  $   945     $    440
  Income taxes..........................................................  $   362     $    781

     See accompanying notes to condensed consolidated financial statements.

                          KLA INSTRUMENTS CORPORATION
                            ------------------------

           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

     1. This information is unaudited but, in the opinion of the Company's management, all adjustments (consisting only of adjustments that are of a normal recurring nature) necessary for a fair statement of results have been included. The results for the quarter ended September 30, 1993, are not necessarily indicative of results to be expected for the entire year. This financial information should be read in conjunction with the Company's consolidated financial statements for the year ended June 30, 1993.

     2.  Details of Certain Balance Sheet Components

                                                         JUNE 30,      SEPTEMBER 30,
                                                           1993            1993
                                                       -------------   -------------
                                                       -------------
                                                              (IN THOUSANDS)
Inventories:
  Customer service spares.............................    $13,530         $12,963
  Systems raw materials...............................      8,389           7,923
  Work-in-process.....................................     10,004           9,046
  Demonstration equipment.............................     10,566          12,810
                                                       -------------   -------------
                                                          $42,489         $42,742
                                                       -------------   -------------
                                                       -------------   -------------
Other Accrued Liabilities:
  Accrued compensation and benefits...................    $11,682         $11,506
  Accrued warranty and installation...................     12,188          12,791
  Unearned service contract revenue...................      2,854           2,651
  Other...............................................      6,346           3,869
                                                       -------------   -------------
                                                          $33,070         $30,817
                                                       -------------   -------------
                                                       -------------   -------------

- ------------------------------------------------------
- ------------------------------------------------------
  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary...................       3
Risk Factors.........................       5
Use of Proceeds......................       8
Capitalization.......................       8
Price Range of Common Stock..........       9
Selected Consolidated Financial
  Data...............................      10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      11
Business.............................      15
Management...........................      24
Description of Capital Stock.........      26
Underwriting.........................      28
Legal Matters........................      29
Experts..............................      29
Available Information................      29
Incorporation of Certain Documents By
  Reference..........................      29
Index to Consolidated Financial
  Statements.........................     F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,000,000 SHARES

                                     [LOGO]

                                KLA INSTRUMENTS
                                  CORPORATION
                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                             KIDDER, PEABODY & CO.
        INCORPORATED

                              MORGAN STANLEY & CO.
                                  INCORPORATED

- ------------------------------------------------------
- ------------------------------------------------------

                                    APPENDIX

GRAPHIC PRESENTATION MATERIAL

     Inside Front Cover of Prospectus

     A collage consisting of (1) a schematic representation showing potential configurations of the Company's process monitors in a fabrication facility and
(2) photographs of wafer defect maps, a workstation displaying relational database information, and various types of defects on wafers, with captions describing these items.

     Inside Back Cover of Prospectus

     A collage consisting of a photograph, in the center, of one of the Company's process monitoring systems, and additional photographs depicting various technologies and components incorporated in this system, including (1) image acquisition and image conversion subsystems, (2) a precision mechanical assembly, (3) an image computer on a printed circuit board, (4) a database analysis workstation, and (5) a computer screen displaying charts of wafer inspection data, with captions describing these matters.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

                                                                                TO BE PAID
                                                                                  BY THE
                                                                                REGISTRANT
    Securities and Exchange Commission registration fee.......................   $  21,414
    NASD filing fee...........................................................       6,710
    The Nasdaq National Market listing fee....................................      17,500
    Accounting fees and expenses..............................................      90,000
    Printing..................................................................     110,000
    Transfer agent and registrar fees and expenses............................       2,500
    Blue Sky fees and expenses (including counsel fees).......................      12,000
    Legal fees and expenses...................................................     140,000
    Miscellaneous expenses....................................................      99,876
                                                                                ----------
              Total                                                              $ 500,000
                                                                                ----------
                                                                                ----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In 1986, Delaware enacted legislation which authorizes corporations to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach or alleged breach of directors' fiduciary "duty of care." Prior to this legislation, directors were accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Numerous complaints alleging breach of directors' duty of care have been filed in connection with corporate mergers and acquisitions, and although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The legislation has no effect on directors' (1) duty of loyalty, (2) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (3) illegal payment of dividends or (4) approval of any transaction from which a director derives an improper personal benefit. The validity and scope of the new statute has not been interpreted to any significant extent by Delaware courts. The statute has no effect on claims arising under the federal securities laws.

     The Company's Certificate of Incorporation includes the provision authorized by the statute to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. The Company's Bylaws provide that the Company shall indemnify its directors, officers, employees, and agents to the full extent permitted by the Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Company has entered into separate indemnification agreements with its directors, officers and certain employees which require the Company, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors' and officers' insurance, if available on reasonable terms.

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

     The Underwriting Agreement between the Company and the Underwriters will contain provisions regarding indemnification of directors and officers of the Company by the Underwriters.

ITEM 16.  EXHIBITS.

The following exhibits are filed with this Registration Statement:


NUMBER                               EXHIBIT TITLE
- -------  ----------------------------------------------------------------------
 1.1**   Form of Underwriting Agreement.
 3.1*    Certificate of Incorporation, as amended and restated.
 4.1*    Rights Agreement, which is incorporated by reference to Exhibit 1 of
         Registrant's Form 8-A, filed on March 24, 1989.
 5.1**   Legal opinion of Gray Cary Ware & Freidenrich, counsel to the
         Registrant.
24.1**   Consent of Price Waterhouse, independent accountants (included on page
         II-4).
24.2**   Consent of Gray Cary Ware & Freidenrich (included in Exhibit 5.1 hereto).
25.1*    Power of Attorney (included on page II-3).


- ---------------

 * Previously filed.



** Filed with this Amendment.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN JOSE, STATE OF CALIFORNIA, ON THE 21ST DAY OF JANUARY, 1994.


                                          KLA INSTRUMENTS CORPORATION


                                          By:       /s/  KENNETH LEVY

                                               Kenneth Levy, Chief Executive
                                                           Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON JANUARY 21, 1994 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.



                  SIGNATURE                                   TITLE
                   /s/  KENNETH LEVY            Chief Executive Officer and
- ---------------------------------------------     Chairman of the Board
               (Kenneth Levy)                     (Principal Executive Officer)



                    ROBERT J. BOEHLKE*          Vice President, Finance and
- ---------------------------------------------     Administration, and Chief
             (Robert J. Boehlke)                  Financial Officer (Principal
                                                  Accounting and Financial
                                                  Officer)
                  ROBERT R. ANDERSON*           Director and Vice Chairman of
- ---------------------------------------------     the Board
            (Robert R. Anderson)
                KENNETH L. SCHROEDER*           Director, President, and Chief
- ---------------------------------------------     Operating Officer
           (Kenneth L. Schroeder)
                   LEO J. CHAMBERLAIN*          Director
- ---------------------------------------------
            (Leo J. Chamberlain)
                  ROBERT E. LORENZINI*          Director
- ---------------------------------------------
            (Robert E. Lorenzini)
                     DR. YOSHIO NISHI*          Director
- ---------------------------------------------
             (Dr. Yoshio Nishi)
                   SAMUEL RUBINOVITZ*           Director
- ---------------------------------------------
             (Samuel Rubinovitz)
                       DAG TELLEFSEN*           Director
- ---------------------------------------------
               (Dag Tellefsen)
        By*        /s/  KENNETH LEVY
      (Kenneth Levy, Attorney-in-Fact)

                                                                    EXHIBIT 24.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated July 28, 1993, relating to the consolidated financial statements of KLA Instruments Corporation, which appears in such Prospectus. We also consent to the application of such report to the Financial Statement Schedules for the three years ended June 30, 1993 listed under Item 14(a) of the KLA Instruments Corporation's Annual Report on Form 10-K for the year ended June 30, 1993 when such schedules are read in conjunction with the consolidated financial statements referred to in our report. The audits referred to in such report also included these Financial Statement Schedules. We also consent to the references to us under the headings "Experts" and "Selected Consolidated Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse has not prepared or certified such "Selected Consolidated Financial Data."

PRICE WATERHOUSE
San Jose, California
January 21, 1994

                               INDEX TO EXHIBITS


                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                        EXHIBITS                                      PAGE
- -------     ----------------------------------------------------------------------------
  1.1**     Form of Underwriting Agreement..............................................
   3.1*     Certificate of Incorporation, as amended and restated.......................
   4.1*     Rights Agreement, which is incorporated by reference to Exhibit 1 of
            Registrant's Form 8-A, filed on March 24, 1989..............................
  5.1**     Legal opinion of Gray Cary Ware & Freidenrich, counsel to the Registrant....
 24.1**     Consent of Price Waterhouse, independent accountants (included on page
            II-4).......................................................................
 24.2**     Consent of Gray Cary Ware & Freidenrich (included in Exhibit 5.1 hereto)....
  25.1*     Power of Attorney (included on page II-3)...................................


- ---------------


 * Previously filed.



** Filed with this Amendment.